Years ended December 31	2012	2011	2010	2009	2008
PRODUCTION
Light oil (bbl/d)	28,005	21,455	21,743	22,841	24,416
Heavy oil (bbl/d)	6,514	6,425	6,789	7,551	8,122
Natural gas liquids (bbl/d)	10,731	9,659	9,611	9,590	9,315
Natural gas (Mcf/d)	242,992	218,601	219,302	237,217	240,825
Total (boe/d)	85,748	73,973	74,693	79,518	81,991
Annual (MMboe)	31.4	27.0	27.3	29.0	30.0
BENCHMARK PRICES
WTI (U.S. $/bbl)	94.15	95.11	79.61	62.09	99.75
NYMEX (U.S. $/MMBtu)	2.83	4.03	4.38	4.16	8.90
AECO (Cdn $/MMBtu)	2.38	3.63	3.99	3.99	8.19
Average currency ($1Cdn = $U.S.)	1.00	1.01	0.97	0.88	0.94
AVERAGE REALIZED PRICES
Light oil ($/bbl) (1)	83.58	89.49	76.22	72.97	78.25
Heavy oil ($/bbl) (1)	65.92	69.76	60.22	52.72	75.77
Natural gas liquids ($/bbl)	57.91	69.31	56.99	42.12	70.67
Natural gas ($/Mcf)	2.49	4.08	5.00	5.14	8.19
Average price ($/boe)	46.60	53.13	49.68	46.37	62.90
AVERAGE NETBACK
Light oil ($/bbl)	48.57	51.76	41.50	42.80	44.45
Heavy oil ($/bbl)	35.73	39.98	32.62	29.99	51.53
Natural gas liquids ($/bbl)	27.75	37.69	30.02	17.81	31.35
Natural gas ($/Mcf)	0.31	1.71	2.70	2.95	4.68
Operating netback ($/boe)	22.93	28.45	26.92	26.07	35.64
Capital expenditures ($ millions) (1) (2)	467.4	608.5	333.8	207.4	401.9
Reserves (proved plus probable)
Reserves at year end (MMboe)	512.0	330.5	318.4	295.7	323.5

(1)	Prior year restated to conform to presentation in the current period.
(2)	Net capital expenditures includes Drilling Royalty Credits, as applicable.

President’s Message

To our shareholders,

2012 was a transformational year at Pengrowth. We started the year with the commencement of steam injection at our Lindbergh thermal project in February 2012 and by announcing the acquisition of NAL Energy Corporation (“NAL”), the largest acquisition in our history, on March 22, 2012. On August 2, 2012 we announced an 88.7 MMboe Proved plus Probable reserve addition at Lindbergh and ended the year with reserve additions replacing 672% of production. All of these milestones support our strategy of transforming Pengrowth into a sustainable, dividend paying energy producer. Unfortunately, the impact of these major accomplishments was muted by the significant decline in our share price.

All of our directors, officers and employees are shareholders. I personally have a significant portion of my net worth invested in Pengrowth shares and am as disappointed as anyone to see the significant decline in our share price during 2012. Despite the recent gains made in the market, we continue to believe that our shares are undervalued. This belief is based in part on the latest, December 31, 2012, reserve report prepared by GLJ Petroleum Consultants Ltd. which translates into an internally calculated net asset value (NAV) per share of over $8.60 before tax using a 10% discount rate. Full details of this calculation are set out in our year-end news release that we issued on February 28, 2013.

We know that our shareholders value receiving a stable dividend. In our news releases, on our conference calls and at our investor day we have repeatedly stated our commitment to maintaining our dividend at the current level of $0.04 per share per month.

We believe the thermal business makes great sense for Pengrowth as it creates a sustainable business model with its long life, low decline reserve profile and better capital efficiencies than alternatives like natural gas and light oil. In our view, a thermal asset such as Lindbergh is ideal suited for a company whose goal is to support a sustainable growth strategy as well as pay a dividend. We have a very strong thermal bitumen asset in Lindbergh, whose pilot results suggest it is one of the better thermal assets in Alberta. As well, we have an experienced and talented team to develop that resource.

While we are building the Lindbergh thermal project and bringing it closer to commercial production in early 2015, we will continue to invest in our conventional inventory of oil and liquids rich drilling opportunities, particularly in the Cardium in the Lochend and Garrington areas as well as light oil opportunities in the Swan Hills area. In our 2013 capital program $470 million has been budgeted for this type of conventional activity which is equivalent to our 2012 capital program.

With the recent sale of our Weyburn asset, our 2013 capital program is fully funded and is not expected to result in incremental debt in 2013. As we noted in our January 11, 2013 investor day, we are not interested in issuing equity or additional debt to fund our conventional and Lindbergh capital program in 2013 and 2014. To that end we announced our intention to divest of up to $700 million of assets in 2013 which will fund our capital commitments in 2014 and beyond. We are in the market now with our non-core eastern heavy oil package. The non-operated SE Saskatchewan assets will be in the market by the end of March. Interest in both assets has been very strong.

We will continue our transformation in 2013 to becoming a sustainable, dividend paying energy producer. We aim to emerge from this transformation with a much higher oil weighting, lower decline rates and increased cash flow per share. We have an excellent asset base which provides significant drilling opportunities in some of the best plays in the Western Canadian sedimentary basin. At the time of writing, we have 13 drilling rigs operating.

PENGROWTH 2012 President’s Message	1

This is an exciting time at Pengrowth. We go into 2013 with a differentiated, logical strategy to become a sustainable, growing oil producer and have a plan how to get there. Our stock is clearly undervalued and we are standing by the dividend, giving the stock an attractive yield. We look forward to updating you on our progress in the coming months.

On behalf of our Board of Directors and management, I would like to take this opportunity to thank all of our shareholders for your continued support.

Sincerely,

Derek W. Evans

President and Chief Executive Officer

February 28, 2013

2	PENGROWTH 2012 President’s Message

SUMMARY OF FINANCIAL & OPERATING RESULTS

(monetary amounts in millions, except per share and per boe amounts or as otherwise stated)	Three months ended			Twelve months ended
	Dec 31, 2012	Dec 31, 2011	% Change	Dec 31, 2012	Dec 31, 2011	% Change
PRODUCTION
Average daily production (boe/d)	94,039	76,691	23	85,748	73,973	16
CASH FLOW
Funds flow from operations (1)	$189.7	$171.1	11	$538.8	$620.0	(13)
Funds flow from operations per share	$0.37	$0.50	(26)	$1.20	$1.87	(36)

Oil and gas sales (3)	$431.5	$389.2	11	$1,480.3	$1,453.7	2
Oil and gas sales per boe	$49.88	$55.17	(10)	$47.17	$53.84	(12)

Operating expense	$121.2	$99.7	22	$458.6	$382.0	20
Operating expense per boe	$14.01	$14.13	(1)	$14.61	$14.15	3

Royalty expense	$69.5	$72.3	(4)	$277.5	$277.9	–
Royalty expense per boe	$8.03	$10.25	(22)	$8.84	$10.29	(14)
Royalty expense as a percent of sales	16.1%	18.6%		18.7%	19.1%

Operating netback per boe	$27.09	$29.99	(10)	$22.93	$28.45	(19)

Cash G&A expense	$18.1	$16.3	11	$66.5	$64.3	3
Cash G&A expense per boe	$2.09	$2.31	(10)	$2.12	$2.38	(11)

Capital expenditures (2)	$93.9	$142.0	(34)	$467.4	$608.5	(23)
Capital expenditures per share	$0.18	$0.41	(56)	$1.05	$1.83	(43)

Capital expenditures including net cash acquisitions (2)	$150.1	$132.4	13	$554.0	$600.2	(8)
Capital expenditures including net cash acquisitions per share	$0.29	$0.38	(24)	$1.24	$1.81	(31)

Dividends paid	$61.1	$71.4	(14)	$289.1	$277.5	4
Dividends paid per share	$0.12	$0.21	(43)	$0.69	$0.84	(18)

Number of shares outstanding at period end (000’s)	511,804	360,282	42	511,804	360,282	42
Weighted average number of shares outstanding (000’s)	509,960	345,163	48	447,232	332,182	35
STATEMENT OF INCOME (LOSS)
Adjusted net income (loss) (4)	$24.1	$22.3	8	$(89.7)	$110.9	(181)
Net income (loss)	$(1.1)	$(9.0)	(88)	$12.7	$84.5	(85)
Net income (loss) per share	$–	$(0.03)	–	$0.03	$0.25	(88)
LONG TERM DEBT
Long term debt (5)	$1,530.6	$1,007.7	52	$1,530.6	$1,007.7	52
Convertible debentures	$237.1	$–	–	$237.1	$–	–
Total long term debt including convertible debentures	$1,767.7	$1,007.7	75	$1,767.7	$1,007.7	75
CONTRIBUTION BASED ON OPERATING NETBACKS (4)
Light oil	66%	54%		69%	53%
Heavy oil	10%	14%		12%	12%
Natural gas liquids	13%	20%		15%	17%
Natural gas	11%	12%		4%	18%
PROVED PLUS PROBABLE RESERVES
Light oil (Mbbls)				153,229	116,823	31
Heavy oil (Mbbls)				127,454	31,898	300
Natural gas liquids (Mbbls)				39,681	30,746	29
Natural gas (Bcf)				1,150	906	27
Total oil equivalent (Mboe)				511,960	330,511	55
CAPITAL PERFORMANCE
Finding & Development Cost (F&D) (per boe) (6)				$16.85	$20.12	(16)
Finding, Development & Acquisition Cost (FD&A) (per boe) (6)				$18.16	$20.04	(9)
Recycle ratio (7)				1.4	1.4	–

(1)	See definition under section “Additional GAAP Measures”.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	Includes the impact of realized commodity risk management contracts.

(4)	See definition under section “Non-GAAP Financial Measures”.

(5)	Long term debt includes the current and long term portion.

(6)	Includes changes in Future Development Capital (“FDC”) and based on Proved plus Probable Reserves.

(7)	Recycle ratio is calculated as operating netback per boe divided by F&D costs per boe based on Proved plus Probable Reserves.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Note regarding oil production: references to light oil contained within this report include light and medium oil.

PENGROWTH 2012 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012 of Pengrowth Energy Corporation. This MD&A is based on information available to February 28, 2013.

Pengrowth’s fourth quarter and annual results for 2012 are contained within this MD&A.

BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

This MD&A contains the results of Pengrowth and seven months of results from its subsidiary, NAL Energy Corporation (“NAL”) which was acquired by Pengrowth on May 31, 2012 and which was amalgamated with Pengrowth on January 1, 2013.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “bbl/d” refers to barrels per day, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “boe/d” refers to barrels of oil equivalent per day, “Mboe” refers to thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “Mcf/d” refers to thousand cubic feet per day, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “MMBtu” refers to million British thermal units, “MMBtu/d” refers to million British thermal units per day, “MW” refers to megawatt and “MWh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth’s development program, royalty expenses, operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to complete divestments to generate cash to repay debt and fund capital projects. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.

4	PENGROWTH 2012 Management’s Discussion & Analysis

These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards (“IFRS”); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (“AIF”), and in Pengrowth’s most recent audited Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The audited Consolidated Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of Cash Generating Units (“CGUs”)

CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The recoverability of development and production asset carrying values are assessed at the CGU level. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s

PENGROWTH 2012 Management’s Discussion & Analysis	5

wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

Impairment testing of property, plant and equipment is completed for each of Pengrowth’s CGUs. Impairment testing is based primarily on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rates and other relevant assumptions including undeveloped land and contingent resources. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

NAL Acquisition

In connection with the NAL Acquisition completed on May 31, 2012, fair values assigned to the various assets and liabilities of NAL were based on internal and third party estimates.

COMPARATIVE FIGURES

Certain changes to the presentation of transportation costs by product type were made in 2012 and, as such, comparative periods have been restated with no impact to net income. In 2012, the MD&A disclosures for the capital expenditures are presented net of capitalized stock based compensation as presented on the Consolidated Statements of Cash Flow. Management believes that these presentation changes better reflect Pengrowth’s operating results. As required under IFRS, changes in the accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Consolidated Statements of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“Adjusted EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital and long term debt including convertible debentures as shown on the Consolidated Balance Sheets, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations. Management believes that, in addition to net income (loss), Adjusted Net Income (Loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash

6	PENGROWTH 2012 Management’s Discussion & Analysis

mark to market gains and losses on investments, gains on acquisitions (negative goodwill) and unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period. Management believes that segregating General and Administrative (“G&A”) expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not Funds Flow from Operations.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.

Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: Reserves per share, reserves per debt adjusted share, production per share and production per debt adjusted share. Reserves per share and reserves per debt adjusted share are measured using year end proved plus probable reserves and the number of common shares outstanding at year end. The reserves per debt adjusted share is debt adjusted by assuming additional shares are issued at year end share prices to replace year end long term debt outstanding.

Production per share and production per debt adjusted share are measured in respect of the average production for the year and the weighted average number of common shares outstanding during the year. The production per debt adjusted share is debt-adjusted by assuming additional shares are issued at year end share prices to replace year end long term debt outstanding.

Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development (“F&D”) cost per boe and can also be calculated using Finding, Development & Acquisition (“FD&A”) cost per boe. Recycle ratio can be calculated including or excluding Future Development Capital (“FDC”).

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

2012 AND 2013 GUIDANCE AND 2012 FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2012 and 2013 Guidance and a review of 2012 actual results.

	2012	2012	2012	2013
	Guidance	Actual	Variance	Guidance (1) (4)
Annual average production (boe/d)	86,000 - 89,000	85,748	–	85,000 - 87,000
Fourth quarter production	93,000 - 96,000	94,039	–	N/A
Royalty expense (% of sales) (2)	20.0	18.7	(1.3)	17.0
Operating expense ($/boe)	14.60	14.61	0.01	14.00 - 14.50
G&A expense (cash & non-cash) ($/boe)	2.68	2.51	(0.17)	3.30
Capital expenditures ($ millions) (3)	525.0	467.4	(57.6)	770

(1)	Based on guidance levels provided on January 11, 2013, after considering the disposition of Weyburn.

(2)	Royalty expense as a % of sales includes the impact of commodity risk management contracts.

(3)	Excludes the portion of capital spent by NAL prior to acquisition, but includes capitalized net operating results of Lindbergh pilot project.

(4)	Starting in 2013, Pengrowth will reclassify approximately $20 million relating primarily to technical support costs to G&A from operating expenses.

Full year and fourth quarter production were at the low end of Guidance primarily due to the ongoing outage at Sable Offshore Energy Project (“SOEP”) and third party pipeline capacity and sales restrictions at Pine Creek. The impact of the SOEP outage was 640 boe/d for the full year 2012 and 1,850 boe/d for the fourth quarter 2012.

Royalty expense was lower than Guidance primarily due to the impact of lower NAL royalty rates, an increase in Gas Cost Allowance (“GCA”) credits and lower commodity prices.

Operating expenses were essentially on target with Guidance.

PENGROWTH 2012 Management’s Discussion & Analysis	7

G&A expenses were lower than Guidance due to additional NAL production with little incremental G&A added.

Capital expenditures amounted to $467.4 million in 2012 which was below the $525.0 million Guidance as Pengrowth moderated spending in a weak commodity price environment.

Production and related operating and other expenses from the Lindbergh pilot are excluded from these items in the table above. Pengrowth included production revenue and costs associated with the Lindbergh pilot project in capital expenditures prior to project sanctioning in January 2013. See Note 7 to the audited Consolidated Financial Statements for additional information. Pengrowth will record revenue, operating and other expenses from Lindbergh in its results, starting in 2013.

FINANCIAL HIGHLIGHTS

	Three months ended			Twelve months ended
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Production (boe/d)	94,039	94,284	76,691	85,748	73,973
Capital expenditures ($ millions) (1)	93.9	110.6	142.0	467.4	608.5
Funds flow from operations ($ millions)	189.7	141.1	171.1	538.8	620.0
Operating netback ($/boe) (2)	27.09	21.51	29.99	22.93	28.45
Adjusted net income (loss) ($ millions) (3)	24.1	(18.7)	22.3	(89.7)	110.9
Net income (loss) ($ millions)	(1.1)	(23.7)	(9.0)	12.7	84.5

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Includes the impact of realized commodity risk management contracts.

(3)	See definition under section “Non-GAAP Financial Measures”.

Funds Flow from Operations

($ millions)	Q3/12 vs. Q4/12		% Change	Q4/11 vs. Q4/12		% Change	2011 vs. 2012		% Change
Funds flow from operations for comparative period	Q3/12	141.1		Q4/11	171.1		2011	620.0
Change due to:
Volume		7.7	5		99.0	58		286.5	46
Price		24.3	17		(69.6)	(41)		(264.0)	(43)
Realized gains on risk management contracts		7.2	5		14.8	9		5.2	1
Other income		0.4	–		(1.9)	(1)		(1.1)	–
Royalty expense		(2.0)	(1)		2.8	2		0.4	–
Expenses:
Operating		10.9	8		(21.5)	(13)		(76.6)	(12)
Cash G&A		(2.5)	(2)		(1.8)	(1)		(2.2)	–
Interest & financing		(2.1)	(1)		(4.6)	(3)		(10.5)	(2)
Other expenses including transportation and NAL acquisition costs		4.7	3		1.4	1		(18.9)	(3)
Funds flow from operations	Q4/12	189.7	34	Q4/12	189.7	11	2012	538.8	(13)

The 34 percent increase in Funds Flow from Operations in the fourth quarter compared to the third quarter of 2012, was primarily due to higher natural gas prices in the quarter, increased oil production and commodity risk management gains, as well as lower operating expenses. Higher natural gas revenue, net of volume and risk management impacts, contributed $20.2 million to the Funds Flow from Operations when comparing the fourth quarter to the third quarter of 2012.

8	PENGROWTH 2012 Management’s Discussion & Analysis

The 11 percent increase in Funds Flow from Operations in the fourth quarter compared to the fourth quarter of 2011, was primarily due to higher production volumes as a result of the NAL Acquisition partly offset by significantly lower average realized prices and higher operating costs. Higher discounts of the Canadian light oil versus WTI benchmark during the fourth quarter had an unfavourable financial impact on oil sales of approximately $14 million compared to the same period last year.

The 13 percent decrease in Funds Flow from Operations for the full year of 2012 compared to 2011, was primarily due to significantly lower average realized prices and higher operating and other expenses, partly offset by higher oil and natural gas production volumes from the NAL Acquisition. Other expenses for 2012 included approximately $22 million in one-time NAL Acquisition costs. Higher discounts of the Canadian light oil versus WTI benchmark during 2012 had an unfavourable financial impact on oil sales of approximately $93 million compared to 2011.

Net Income (Loss)

Pengrowth recorded a net loss of $1.1 million in the fourth quarter compared to a net loss of $23.7 million in the third quarter of 2012, representing a $22.6 million improvement. The decrease in net loss was primarily driven by the increase in Funds Flow from Operations and lower unrealized losses on commodity risk management partly offset by higher unrealized foreign exchange losses and an unrealized loss on an investment.

The fourth quarter net loss decreased by $7.9 million from a net loss of $9.0 million in the same period last year. The change was also driven by the increase in Funds Flow from Operations and a lower unrealized loss on commodity risk management partly offset by increases in Depletion, Depreciation and Amortization (“DD&A”) coupled with unrealized foreign exchange and investment losses.

For the full year 2012, Pengrowth recorded net income of $12.7 million compared to net income of $84.5 million for 2011. The $71.8 million decrease in net income was primarily driven by higher DD&A and impairment charges, a decrease in Funds Flow from Operations partly offset by a gain on commodity risk management, a gain on acquisition and a tax recovery.

Adjusted Net Income (Loss)

The following table provides a reconciliation of net income (loss) to Adjusted Net Income (Loss):

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Net income (loss)	(1.1)	(23.7)	(9.0)	12.7	84.5
Less non-cash items included in net income (loss):
Unrealized gain (loss) on commodity risk management	(0.6)	(45.4)	(102.9)	30.6	(40.0)
Unrealized foreign exchange gain (loss)	(13.3)	33.1	29.2	21.9	(19.1)
Non-cash mark to market gain (loss) on investments	(15.0)	–	23.0	(15.0)	23.0
Gain on acquisition	–	–	–	73.5	–
Tax effect on non-cash items above	3.7	7.3	19.4	(8.6)	9.7
	(25.2)	(5.0)	(31.3)	102.4	(26.4)
Adjusted net income (loss)	24.1	(18.7)	22.3	(89.7)	110.9

PENGROWTH 2012 Management’s Discussion & Analysis	9

The following table represents a continuity of Adjusted Net Income (Loss):

($ millions)	Q3/12 vs. Q4/12		Q4/11 vs. Q4/12		2011 vs. 2012
Adjusted net income (loss) for comparative period	Q3/12	(18.7)	Q4/11	22.3	2011	110.9
Funds flow from operations increase (decrease)		48.6		18.6		(81.2)
DD&A and accretion expense increase		(3.1)		(49.2)		(134.1)
Impairment charges (increase) decrease		–		27.4		(50.9)
Gain on disposition decrease		(8.1)		(9.9)		(2.7)
Other		1.8		(2.6)		(4.4)
		39.2		(15.7)		(273.3)
Estimated tax reduction (increase) on above		(9.9)		4.0		69.2
Tax adjustments		13.5		13.5		3.5
Adjusted net income (loss)	Q4/12	24.1	Q4/12	24.1	2012	(89.7)

Pengrowth recorded Adjusted Net Income of $24.1 million in the fourth quarter of 2012 compared to an Adjusted Net Loss of $18.7 million in the prior quarter. This change was driven by the positive impact of an increase in Funds Flow from Operations and a deferred tax adjustment, partly offset by slightly higher DD&A and an absence of the prior quarter gain on disposition.

In comparison to the same period last year, Pengrowth recorded an increase in Adjusted Net Income of $1.8 million in the fourth quarter of 2012. An increase in Funds Flow from Operations, a deferred tax adjustment and the absence of impairment charges in the current quarter, partly offset by the increase in DD&A were the primary reasons for the change.

For the full year 2012, Pengrowth recorded an Adjusted Net Loss of $89.7 million compared to Adjusted Net Income of $110.9 million in 2011. The decrease in Funds Flow from Operations coupled with increases in DD&A and impairment charges were the primary drivers of the year over year change.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices:

					Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)			Assumption	Change	($ millions)	$ Per Share
West Texas Intermediate Oil (2) (4)	U.S.$	/bbl	$90.00	$1.00
Light oil (3)					8.6	0.016
Light oil risk management (5)					(6.6)	(0.013)
Heavy oil (3)					2.3	0.004
NGLs					3.0	0.006
Net impact of $1/bbl change in WTI					7.3	0.013
AECO Natural Gas (2) (4)	Cdn$	/Mcf	$3.50	$0.10
Natural gas					7.4	0.014
Natural gas risk management (5)					(4.7)	(0.009)
Net impact of $0.10/Mcf change in AECO					2.7	0.005

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on the assumptions inside Pengrowth’s 2013 budget.

(3)	Includes an average Cdn$ WTI to Edmonton light oil differential of Cdn$8.00/bbl and a heavy oil differential of Cdn$21.00/bbl.

(4)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(5)	Includes risk management contracts as at February 13, 2013.

NAL ACQUISITION

On May 31, 2012, Pengrowth acquired all issued and outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share (the “NAL Acquisition”). The NAL Acquisition resulted in the issuance of 131.2 million Pengrowth common shares to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. The TSX closing share price of Pengrowth on the acquisition date of May 31, 2012, was $7.36 per share.

10	PENGROWTH 2012 Management’s Discussion & Analysis

The transaction was accounted for using the acquisition method based on fair values as follows:

Acquired net assets:	($ millions)
Property, plant and equipment	1,748.0
Derivative instruments	16.2
Inventory	2.5
Convertible debentures	(349.0)
Bank debt	(219.1)
Working capital deficiency	(46.9)
Asset retirement obligations	(47.0)
Deferred tax liability	(65.5)
Gain on acquisition	(73.5)
965.7

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used. As part of finalizing of certain balances Pengrowth decreased the previously recorded working capital deficiency by $5.7 million resulting in an adjustment to the gain on acquisition which will be reflected in the second quarter of 2012 comparative quarterly figures.

The gain on acquisition amounted to $73.5 million and is recorded as a separate line item on the Consolidated Statements of Income. This gain has no basis for tax purposes.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

For the full year 2012, Pengrowth spent $467.4 million on capital expenditures excluding property acquisitions and dispositions. Approximately 79 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 21 percent spent on land, seismic, maintenance and other capital.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Drilling, completions and facilities (1)	71.0	88.2	124.4	367.9	532.9
Land & seismic acquisitions (2)	1.5	1.8	6.9	18.2	20.6
Maintenance capital	18.8	18.1	12.2	74.4	51.7
Development capital	91.3	108.1	143.5	460.5	605.2
Other capital (3)	2.6	2.5	(0.8)	6.9	5.7
Drilling royalty credits	–	–	(0.8)	–	(2.4)
Capital expenditures	93.9	110.6	141.9	467.4	608.5
Property acquisitions	65.3	5.5	–	113.2	8.6
Proceeds on property dispositions	(9.1)	(15.2)	(9.5)	(26.6)	(16.9)
Capital expenditures including net cash acquisitions	150.1	100.9	132.4	554.0	600.2

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Seismic acquisitions are net of seismic sales revenue.

(3)	Other capital includes equipment inventory and material transfers.

PENGROWTH 2012 Management’s Discussion & Analysis	11

DRILLING ACTIVITY

Pengrowth participated in the drilling of 183 gross wells (93.3 net) in 2012.

	Three months ended				Twelve months ended
	Dec 31, 2012		Sept 30, 2012		Dec 31, 2012
	Gross	Net	Gross	Net	Gross	Net
Focus Areas (1)
Swan Hills	6	3.5	7	5.5	36	25.2
Greater Olds/Garrington	10	3.4	18	9.6	41	19.0
Lindbergh (2)	6	6.0	1	1.0	24	24.0
Other Areas (1)	21	4.9	20	8.3	82	25.1
Total wells drilled	43	17.8	46	24.4	183	93.3

(1)	Drilling activity reflects both operated and non-operated properties.

(2)	Wells drilled relate to the core hole assessment program.

DRILLING AND COMPLETIONS CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

	Three months ended		Twelve months ended
($ millions)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2012
Focus Areas (1)
Swan Hills	22.7	38.3	170.7
Greater Olds/Garrington	23.5	30.8	94.8
Lindbergh (2)	9.7	2.1	35.5
	55.9	71.2	301.0
Other Areas (1)	15.1	17.0	66.9
Drilling, completions and facilities	71.0	88.2	367.9

(1)	Spending amounts reflect the activity for both operated and non-operated properties.

(2)	Pengrowth included production revenue and costs associated with the Lindbergh pilot project in capital expenditures until the first phase of the project was sanctioned in January 2013.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long term well performance or ultimate recoveries.)

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is a significant conventional oil resource for Pengrowth. This extensive carbonate oil reservoir provides Pengrowth with significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, Deer Mountain, Virginia Hills and Sawn Lake.

During the fourth quarter, Pengrowth drilled 3 operated wells (3.0 net) in the Swan Hills area (2 oil wells and 1 produced water injector), and participated in the drilling of 3 non-operated oil wells (0.5 net).

During 2012, Pengrowth spent $170.7 million on development activities targeting light oil and liquids-rich opportunities at Judy Creek, Carson Creek, Deer Mountain and Virginia Hills. Pengrowth drilled a total of 24 operated wells (22.7 net), primarily targeting the tighter platform and R5 shoal. In addition, 12 partner-operated oil wells (2.5 net) were drilled targeting the House Mountain, Freeman and Sawn Lake plays.

Greater Olds/Garrington Area

Pengrowth holds a large, contiguous land base in the greater Olds/Garrington area of over 500 gross sections of Cardium rights, extensive infrastructure and significant operatorship.

12	PENGROWTH 2012 Management’s Discussion & Analysis

Activity in the Cardium continued in the fourth quarter with 2 operated (1.3 net) wells being drilled at Lochend. Both wells were completed and brought on production in January 2013. Non operated Cardium drilling accounted for 7 (1.2 net) wells during the fourth quarter of 2012 all of which are expected to be on production in the first quarter of 2013.

During the fourth quarter, Pengrowth acquired additional assets in the Lochend area to complement the large position associated with the NAL Acquisition adding approximately 530 boe/d with more optimization of this production expected in early 2013. This acquisition also added 32 net drilling locations. In total, Pengrowth has identified more than 80 drillable locations (55 net) in the Lochend area. Pengrowth also increased its natural gas handling capacity at the Lochend battery with additional compression being added which has significantly reduced incineration in the area.

In the fourth quarter, Pengrowth continued with the liquids-rich gas program in the Elkton formation, drilling 1 operated (0.9 net) well for which completion and testing was done before year end with the final tie-in expected in early January 2013. The five day average IP rate for this well was approximately 250 boe/d of liquids rich natural gas.

Full year 2012, Pengrowth spent $94.8 million on development activities in the greater Olds/Garrington area, participating in the drilling of 41 wells (19.0 net).

Lindbergh

The Lindbergh property, located in the Cold Lake area of Alberta and encompassing 42.5 gross sections of land, is 100 percent owned and operated by Pengrowth. The Lindbergh thermal project targets the Lloydminster formation, where the bitumen has better flow characteristics and oil quality, which will translate into higher netbacks than originally anticipated. Based on very positive pilot project results during 2012, an initial 12,500 bbl/d commercial development was sanctioned by the Board of Directors in January 2013 and will be constructed during 2013 and 2014. The engineering phase of the 12,500 bbl/d project is ongoing, with capital investment in critical path and long lead items being completed. Subject to permitting, field construction is slated to begin by mid 2013 with drilling activities to commence in the fourth quarter of 2013. Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over three phases of development. This is expected to be low operating and sustaining capital cost, low decline, stable oil production, with a twenty-five year reserve life.

Pengrowth drilled 6 (6.0 net) core holes at Lindbergh in the fourth quarter with results as anticipated. The wells were drilled in support of the commercial application currently being compiled for the second phase which will increase the facility to 30,000 bbl/d. The application is anticipated to be submitted by the end of 2013.

2013 Capital Program

Pengrowth anticipates a 2013 capital program, excluding acquisitions, of $770 million. This is a 65 percent increase from 2012 capital expenditures of $467.4 million and is focused on both thermal and conventional programs. Pengrowth’s $470 million conventional capital program is focused on oil and liquids rich plays at Swan Hills and the greater Olds/Garrington area, while the thermal capital program of $300 million is focused on the Lindbergh 12,500 bbl/d project.

RESERVES AND PERFORMANCE MEASURES

Reserves – Company Interest at Forecast Prices

Reserves Summary (MMboe except as noted)	2012	2011	2010
Proved Reserves
Additions + Revisions for the year	21.0	41.0	20.5
Net Acquisitions (Dispositions) for the year	75.9	(0.2)	11.2
Total Proved Reserves at period end	300.1	234.9	221.0
Proved Reserve replacement ratio excluding net acquisitions	66%	152%	75%
Proved Reserve replacement ratio including net acquisitions	306%	151%	116%
Proved plus Probable Reserves (P+P)
Additions + Revisions for the year	103.8	39.3	27.1
Net Acquisitions (Dispositions) for the year	109.4	(0.3)	22.8
Total Proved plus Probable Reserves at period end	512.0	330.5	318.4
Total Production (MMboe) (1)	31.7	27.0	27.3
P+P Reserve replacement ratio excluding net acquisitions	327%	146%	99%
P+P Reserve replacement ratio including net acquisitions	672%	145%	183%

(1)	2012 includes production from Lindbergh pilot project.

PENGROWTH 2012 Management’s Discussion & Analysis	13

Pengrowth reported year end Proved Reserves of 300.1 MMboe and Total Proved plus Probable reserves of 512.0 MMboe for 2012, representing increases of 28 percent and 55 percent, respectively, from year end 2011. During 2012, Pengrowth’s development and optimization activities as well as the sanctioning of the Lindbergh thermal project resulted in the addition of 21.0 MMboe of Proved Reserves and 103.8 MMboe of Total Proved plus Probable Reserves including revisions. The NAL Acquisition along with some strategic asset acquisitions in 2012, offset by minor dispositions, resulted in overall increases of 75.9 MMboe in Proved Reserves and 109.4 MMboe in Total Proved Plus Probable Reserves. The reserve additions in 2012 resulted in a reserve replacement ratio of 327 percent for Total Proved Plus Probable Reserves excluding net acquisitions, and 672 percent including net acquisitions.

Further details of Pengrowth’s 2012 year end reserves, Finding and Development (“F&D”) and Finding, Development & Acquisition (“FD&A”) calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on Edgar (www.sec.gov).

Performance Measures

Finding & Development Costs & Recycle Ratio	2012	2011	2010	3 year weighted average
Excluding Net Acquisitions (F&D)
Excluding Changes in FDC
F&D costs per boe – (P+P)	$4.44	$15.34	$12.15	$ 8.19
Recycle Ratio (1)	5.2	1.9	2.2	3.2
Including Changes in FDC
F&D costs per boe – (P+P)	$16.85	$20.12	$15.32	$17.36
Recycle Ratio (1)	1.4	1.4	1.8	1.5

Including Net Acquisitions (FD&A)
Excluding Changes in FDC
FD&A costs per boe – (P+P)	$9.92	$15.23	$14.61	$11.38
Recycle Ratio (2)	2.3	1.9	1.8	2.3
Including Changes in FDC
FD&A costs per boe – (P+P)	$18.16	$20.04	$18.46	$18.45
Recycle Ratio (2)	1.3	1.4	1.5	1.4

(1)	Recycle Ratio is calculated as operating netback per boe ($22.93/boe for 2012) divided by F&D costs per boe based on proved plus probable reserves.

(2)	Recycle Ratio is calculated as operating netback per boe divided by FD&A costs per boe based on proved plus probable reserves.

The 2012 total proved plus probable F&D cost, including changes in Future Development Capital (“FDC”), was $16.85/boe, a 16 percent decrease from the 2011 F&D cost. The decrease from 2011 is primarily due to the addition of 88.8 MMboe for the Lindbergh thermal project.

Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2012 yielded a recycle ratio, excluding net acquisitions and including changes in FDC, of 1.4 on a proved plus probable basis, in line with the three year average of 1.5. Despite an improvement in the F&D cost, the recycle ratio remained unchanged from 2011 as the netback was negatively impacted by lower realized oil prices and depressed natural gas prices.

Other Performance Measures	2012	2011	2010
Production per share (boe/share)	0.07	0.08	0.09
Production per debt adjusted share (boe/share) (1)	0.04	0.06	0.07
Reserves per share – (P+P) (boe/share)	1.00	0.92	0.98
Reserves per debt adjusted share – (P+P) (boe/share) (1)	0.60	0.73	0.78

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all of the debt at the year end share price.

14	PENGROWTH 2012 Management’s Discussion & Analysis

Pengrowth’s goal over longer periods is to modestly grow production and reserves per debt adjusted share, while continuing to pay a prudent dividend. On a debt adjusted basis, production and total proved plus probable reserves per share decreased in 2012, primarily due to the reduction in Pengrowth’s share price used to value the debt at December 31, 2012. However, overall production growth was 16 percent and the reserve replacement ratio was 327 percent for the year which positively impacted reserves per share.

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2012	% of total	Sept 30, 2012	% of total	Dec 31, 2011	% of total	Dec 31, 2012	% of total	Dec 31, 2011	% of total
Light oil (bbls)	31,898	34	31,110	33	22,935	30	28,005	33	21,455	29
Heavy oil (bbls)	6,532	7	6,502	7	6,448	8	6,514	8	6,425	9
Natural gas liquids (bbls)	11,611	12	10,779	11	10,478	14	10,731	12	9,659	13
Natural gas (Mcf)	263,983	47	275,357	49	220,977	48	242,992	47	218,601	49
Total boe per day	94,039		94,284		76,691		85,748		73,973

The above table includes seven months of NAL production and excludes production from the Lindbergh thermal project.

Fourth quarter average daily production remained relatively unchanged when compared to the prior quarter. The incremental production from new drills and from the November acquisition of assets at Lochend was partially offset by an ongoing outage at SOEP, where the Venture offshore platforms remained shut-in for the entire fourth quarter reducing production by 1,850 boe/d. The addition of the NAL production is the primary driver of the 23 percent increase when comparing fourth quarter production to the same period last year and was in part offset by the SOEP operational outage and natural declines. Full year average daily production increased 16 percent when compared to 2011 and was positively impacted by both the addition of NAL volumes and production from new wells at Lochend and Judy Creek, partially offset by the 640 boe/d production loss from the SOEP outage, and by natural declines.

Light Oil

Fourth quarter light oil average daily production increased 3 percent compared to the third quarter. The increase can be primarily attributed to the Lochend property acquisition and new wells drilled in the area. A 39 percent increase in light oil production in the current quarter compared to the same period in 2011 was due to added NAL production, while a 31 percent increase year over year is primarily due to added NAL production and production from the development program.

Heavy Oil

Heavy oil production, excluding Lindbergh, remained virtually unchanged in the fourth quarter compared to the third quarter as optimization efforts offset natural declines. Heavy oil volumes increased by 1 percent for the current quarter and the full year of 2012 compared to the same periods in 2011, as additional production and optimization efforts more than offset natural declines.

NGLs

NGL production increased 8 percent in the fourth quarter compared to the prior quarter due to a condensate shipment at SOEP as well as added production from new liquids-rich gas wells at Harmattan. Fourth quarter NGL production and full year production both increased 11 percent compared to the same periods last year, driven by additional NAL production but partly offset by the outage at SOEP and declines at Carson Creek.

Natural Gas

Natural gas production for the fourth quarter decreased 4 percent compared to the third quarter due to the extended outage at SOEP, capacity and sales restrictions at Pine Creek, as well as freeze-ups in several properties due to cold weather in December. Natural gas production increased 19 percent from the same quarter last year as the positive impact of the NAL Acquisition was partially offset by the extended outage at SOEP and natural declines. The 11 percent increase in natural gas production for the full year of 2012 compared to 2011 was also predominantly influenced by added production from the NAL Acquisition, partially offset by the SOEP outage, the Olds gas plant turnaround in the second quarter and the shut-in of dry gas production due to low natural gas prices during 2012.

As natural gas prices improved during the fourth quarter, approximately 500 boe/d of previously shut-in gas production has been brought back on stream. Approximately 500 boe/d of dry natural gas still remained shut-in for the fourth quarter of 2012.

PENGROWTH 2012 Management’s Discussion & Analysis	15

COMMODITY PRICES

Oil and Liquids Prices

	Three months ended			Twelve months ended
(Cdn$/bbl)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Average Benchmark Prices
WTI oil	87.36	91.78	95.98	94.15	94.17
Edmonton differential	(2.77)	(8.48)	1.93	(7.86)	1.19
Edmonton par light oil	84.59	83.30	97.91	86.29	95.36
Average Realized Prices
Light oil (1)	80.44	80.89	94.77	82.61	92.10
after realized commodity risk management (1)	85.82	83.09	91.16	83.58	89.49
Heavy oil (1)	63.74	63.98	77.60	65.92	69.76
Natural gas liquids	56.64	51.45	70.54	57.91	69.31

(1)	Prior periods restated to conform to presentation in the current period.

WTI benchmark average oil prices decreased 9 percent to Cdn$87.36/bbl in the fourth quarter of 2012 from an average price of Cdn$95.98/bbl in the fourth quarter of 2011, while the Canadian benchmark Edmonton par average light oil prices declined 14 percent compared to an average price of Cdn$97.91/bbl during the same period last year. For the full year, WTI averaged Cdn$94.15/bbl in 2012, essentially unchanged from the same period in 2011.

The price/bbl differential between Canadian light oil and WTI narrowed substantially in the fourth quarter compared to wider discounts throughout much of 2012. Canadian light oil traded at an average discount of Cdn$2.77/bbl to WTI in the fourth quarter, compared to a premium of Cdn$1.93/bbl in the same period of 2011. Full year, Canadian light oil prices traded at an average discount of Cdn$7.86/bbl to WTI in 2012, compared to a premium of Cdn$1.19/bbl to WTI in 2011. Pipeline constraints into the major U.S. refining hubs and increased light oil production from the U.S. Bakken fields were the primary reasons for the substantial discount. We expect the differentials to remain volatile until the pipeline constraints are resolved.

Pengrowth’s average realized price for light oil, after risk management activities, was $85.82/bbl in the fourth quarter, a decline of 6 percent from the fourth quarter of 2011. Full year 2012, light oil realized prices averaged $83.58/bbl, a 7 percent decline from the same period in 2011. Contributing to the lower realized prices in 2012 was the decline in Canadian benchmark light oil prices, primarily a result of the widening differential between Canadian light oil and the benchmark WTI oil prices, offset by gains from Pengrowth’s risk management activities.

Pengrowth’s average realized prices for heavy oil and natural gas liquids were down 18 and 20 percent, respectively, in the fourth quarter compared to the fourth quarter of 2011. Full year, prices declined 6 and 16 percent, respectively, primarily due to lower benchmark Canadian light oil pricing and widening price differentials to WTI benchmark prices.

Natural Gas Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Average Benchmark Prices
NYMEX gas (per MMBtu)	3.50	2.88	3.55	2.83	3.99
AECO differential	(0.31)	(0.58)	(0.36)	(0.45)	(0.36)
AECO spot gas (per MMBtu)	3.19	2.30	3.19	2.38	3.63
Average Realized Prices
Natural gas (per Mcf)	3.07	2.24	3.26	2.35	3.61
after realized commodity risk management	3.14	2.40	3.77	2.49	4.08

NYMEX gas in the fourth quarter showed a 21 percent improvement from the third quarter, but remained essentially flat compared to the same period of 2011. The full year 2012, NYMEX price of $2.83/MMBtu was approximately 29 percent below 2011. An abundant supply of natural gas, largely attributable to increased production from various North American shale gas plays, has resulted in record storage volumes of natural gas and weak prices.

16	PENGROWTH 2012 Management’s Discussion & Analysis

AECO spot gas price was $3.19/MMBtu in the fourth quarter as it continued to trade at a discount to the NYMEX gas benchmark with the differential averaging $0.31/MMBtu. This compares to $2.30/MMBtu in the third quarter and $3.19/MMBtu in the same period last year. The full year 2012 AECO spot price was $2.38/MMBtu which was down 34 percent from full year 2011. Higher transportation costs to major delivery points in the U.S. and an increase in domestic U.S. natural gas production, resulted in decreased demand and contributed to the lower pricing of Canadian natural gas.

Pengrowth’s average realized natural gas price, after risk management activities, was $3.14/Mcf during the fourth quarter of 2012, a 31 percent increase from the third quarter price of $2.40/Mcf, and a 17 percent decline compared to the fourth quarter of 2011 average price of $3.77/Mcf. Full year 2012, average realized natural gas prices were $2.49/Mcf, a 39 percent decline compared to an average price of $4.08/Mcf in the same period of 2011.

Pengrowth’s lower average realized prices in 2012 were attributable to a lower benchmark price for natural gas when compared to the same periods in 2011, coupled with a lower contribution from realized natural gas commodity risk management activities, as lower volumes were under risk management and at a lower average price.

Total Average Realized Prices

	Three months ended			Twelve months ended
($/boe)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Average realized price	47.33	43.53	53.88	45.89	52.50
after realized commodity risk management	49.36	44.73	54.28	46.60	53.13
Other production income	0.52	0.45	0.89	0.57	0.71
Total oil and gas sales	49.88	45.18	55.17	47.17	53.84

Pengrowth’s total average realized price, after risk management activities, during the fourth quarter of 2012 was $49.36/boe, a 9 percent decrease from the fourth quarter of 2011 average price of $54.28/boe. Full year average realized prices were $46.60/boe, a 12 percent decrease from $53.13/boe in the same period of 2011. The decrease in realized prices is primarily a result of lower Canadian benchmark prices for oil and liquids due to the substantial discounting of Canadian light oil versus the WTI benchmark oil prices, decreased Canadian natural gas prices as well as lower natural gas volumes being under risk management.

Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Realized
Light oil ($ millions)	15.8	6.3	(7.6)	9.9	(20.4)
Light oil ($/bbl)	5.38	2.20	(3.61)	0.97	(2.61)
Natural gas ($ millions)	1.8	4.1	10.4	12.2	37.3
Natural gas ($/Mcf)	0.07	0.16	0.51	0.14	0.47
Combined ($ millions)	17.6	10.4	2.8	22.1	16.9
Combined ($/boe)	2.03	1.20	0.40	0.71	0.63
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	7.0	7.5	(42.0)	7.0	(42.0)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	7.5	52.9	60.8	(42.0)	(2.1)
	(0.5)	(45.4)	(102.8)	49.0	(39.9)
Less: Risk management assets, acquired with NAL – May 31, 2012 ($ millions)	–	–	–	18.4	–
Total unrealized gain (loss) on risk management contracts ($millions)	(0.5)	(45.4)	(102.8)	30.6	(39.9)

PENGROWTH 2012 Management’s Discussion & Analysis	17

Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow. During the second quarter of 2012, Pengrowth also acquired swaps, options and collars with the NAL Acquisition.

Fourth quarter realized gains from oil risk management increased $9.5 million compared to the prior quarter as Pengrowth’s average fixed risk management contracted price exceeded the benchmark oil prices more than it had in the prior quarter. For the full year 2012 Pengrowth recorded a $9.9 million realized gain, compared to a $20.4 million loss in 2011, as the average fixed risk management contracted price exceeded the benchmark oil prices in 2012, contrary to the same period last year.

Realized gains from natural gas commodity risk management activities decreased 56 percent in the fourth quarter compared to the third quarter, due to narrowing of the gap between the benchmark prices relative to the risk management contracted prices in the current quarter. Realized risk management gains were also reduced by 67 percent for the full year of 2012 compared to 2011 due to decreased natural gas volumes under risk management and decreased risk management contracted prices. This resulted in narrowing of the gap between the benchmark natural gas price and Pengrowth’s average natural gas risk management contracted prices in 2012 and consequently resulting in lower realized risk management gains in 2012.

The change in fair value of the forward contracts between periods affects net income (loss) through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the risk management contracted fixed price to the forward price curve at each period end. The value of the options in place is confirmed with external agencies at period end. Pengrowth recognized a $0.5 million unrealized loss in the fourth quarter compared to a $45.4 million unrealized loss in the third quarter of 2012. The primary reason for the lower unrealized loss in the current quarter is a reduction in the WTI forward curve. The $30.6 million unrealized gain for the full year compared to a $39.9 loss in 2011 is due to a decrease in the forward price curve relative to Pengrowth’s risk management contracted fixed price. Unrealized gains (losses) vary period to period, and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve.

Forward Contracts

The following table provides a summary of the minimum prices of our commodity risk management contracts in place at December 31, 2012 (see Note 18 to the audited Consolidated Financial Statements for more information on Pengrowth’s commodity risk management contracts):

Crude Oil (1)
Reference Point	Volume (bbl/d)	Remaining Term	% of 2013 Total Oil Production Guidance (2)	Price/bbl ($)
WTI	18,500	Jan 1, 2013 - Dec 31, 2013	52%	93.87
WTI	3,500	Jan 1, 2014 - Dec 31, 2014	10%	92.14

Natural Gas
Reference Point	Volume (MMBtu/d)	Remaining Term	% of 2013 Total Natural Gas Production Guidance	Price/MMBtu ($)
AECO & NGI Chicago Index	133,788	Jan 1, 2013 - Dec 31, 2013	55%	3.30
AECO & NGI Chicago Index	45,282	Jan 1, 2014 - Dec 31, 2014	19%	3.82
AECO & NGI Chicago Index	14,348	Jan 1, 2015 - Dec 31, 2015	6%	4.06

Power
Reference Point	Volume (MW)	Remaining Term	% of 2013 Total Power Consumption	Price/MWh ($)
AESO	5	Jan 1, 2013 - Dec 31, 2013	5%	74.50
AESO	5	Jan 1, 2014 - Dec 31, 2014	5%	46.85

(1)	U.S. denominated contracts have been converted to Canadian dollars at the December 31, 2012 closing exchange rate.

(2)	Includes light and heavy crude oil.

18	PENGROWTH 2012 Management’s Discussion & Analysis

Pengrowth has entered into additional commodity risk management contracts subsequent to December 31, 2012 for the years 2013, 2014 and 2015. See Note 23 to the audited Consolidated Financial Statements for details. For 2013, Pengrowth now has 65% of its oil production under risk management at $93.81/bbl.

At December 31, 2012, each Cdn$1/bbl change in future WTI oil prices results in approximately $6.5 million pre-tax change in the value of the crude risk management contracts, while each Cdn$0.25/MMBtu change in future natural gas prices results in approximately $17.3 million pre-tax change in the value of the natural gas risk management contracts. The changes in the fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Consolidated Statements of Income during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

If each commodity risk management contract were to have settled at the risk management contract price in effect at December 31, 2012, future revenue and cash flow would have been $7.0 million higher than if the risk management contracts were not in place based on the estimated fair value of the risk management assets at period end. The $7.0 million is composed of net assets of $5.9 million relating to risk management contracts expiring within one year and net assets of $1.1 million relating to risk management contracts expiring beyond one year.

Each Cdn$1/MWh change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Consolidated Balance Sheets at their fair value and recognizes changes in fair value on the Consolidated Statements of Income as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s operating cash flow until realized.

Realized commodity risk management gains (losses) are recorded in oil and gas sales on the Consolidated Statements of Income and impact cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management option contracts by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or Estimated Power Consumption	Forward Period
Up to 65%	1 - 24 Months
Up to 30%	25 - 36 Months
Up to 25%	37 - 60 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMBtu/d or 2,500 bbl/d, respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales inclusive of realized commodity risk management activities:

Oil and Gas Sales	Three months ended						Twelve months ended
($ millions except percentages)	Dec 31, 2012	% of total	Sept 30, 2012	% of total	Dec 31, 2011	% of total	Dec 31, 2012	% of total	Dec 31, 2011	% of total
Light oil (1)	251.8	58	237.8	61	192.4	49	856.6	58	700.8	49
Heavy oil (1)	38.3	9	38.3	10	46.0	12	157.2	11	163.5	11
Natural gas liquids	60.5	14	51.0	13	68.0	17	227.5	15	244.4	17
Natural gas	76.4	18	60.9	16	76.5	20	221.1	15	325.9	22
Brokered sales/sulphur	4.5	1	3.9	–	6.3	2	17.9	1	19.1	1
Total oil and gas sales	431.5		391.9		389.2		1,480.3		1,453.7

(1)	Prior period restated to conform to presentation in the current period.

PENGROWTH 2012 Management’s Discussion & Analysis	19

Price and Volume Analysis

Quarter ended December 31 – 2012 versus 2011

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities, for the fourth quarter of 2012 compared to the same period in 2011:

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (2)	Total
Quarter ended December 31, 2011	192.4	76.5	68.0	46.0	6.3	389.2
Effect of change in product prices and differentials	(42.1)	(4.4)	(14.8)	(8.3)	–	(69.6)
Effect of change in realized commodity risk management activities	23.4	(8.6)	–	–	–	14.8
Effect of change in sales volumes	78.1	12.9	7.4	0.6	–	99.0
Other	–	–	(0.1)	–	(1.8)	(1.9)
Quarter ended December 31, 2012	251.8	76.4	60.5	38.3	4.5	431.5

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales.

Light oil sales increased 31 percent in the fourth quarter compared to the same period in 2011, primarily due to increased production as a result of the NAL Acquisition, partly offset by a 15 percent realized price decline. Natural gas sales remained relatively unchanged as a decrease in commodity risk management gains and a 6 percent price decline were offset by sales from increased production. Natural gas liquids sales decreased by 11 percent primarily impacted by a 20 percent decrease in prices partly offset by an 11 percent increase in production volumes, while heavy oil sales decreased 17 percent due to price declines.

Higher discounts of the Canadian light oil versus WTI benchmark during the fourth quarter had an unfavourable financial impact on oil sales of approximately $14 million compared to the same period last year.

Full year 2012 versus 2011

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the full year of 2012 compared to 2011:

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (2)	Total
Twelve months ended December 31, 2011	700.8	325.9	244.4	163.5	19.1	1,453.7
Effect of change in product prices and differentials	(97.3)	(112.7)	(44.8)	(9.2)	–	(264.0)
Effect of change in realized commodity risk management activities	30.3	(25.1)	–	–	–	5.2
Effect of change in sales volumes	222.8	33.1	27.9	2.7	–	286.5
Other	–	(0.1)	–	0.2	(1.2)	(1.1)
Twelve months ended December 31, 2012	856.6	221.1	227.5	157.2	17.9	1,480.3

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales.

Light oil sales increased 22 percent in the full year of 2012 compared to 2011, primarily due to a 31 percent increase in light oil production as a result of the NAL Acquisition and growth programs, partly offset by a 10 percent price decline. Natural gas sales decreased 32 percent, primarily due to a 35 percent price decline, partly offset by increased production. Similarly natural gas liquids and heavy oil sales in 2012 were also negatively impacted by lower prices.

Higher discounts of the Canadian light oil versus WTI benchmark during 2012 had an unfavourable financial impact on oil sales of approximately $93 million compared to 2011.

20	PENGROWTH 2012 Management’s Discussion & Analysis

ROYALTY EXPENSE

	Three months ended			Twelve months ended
($ millions except per boe amounts and percentages)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Royalty expense	69.5	67.5	72.3	277.5	277.9
$/boe	8.03	7.79	10.25	8.84	10.29
Royalties as a percent of sales (%)	16.1	17.2	18.6	18.7	19.1
Royalties as a percent of sales excluding realized risk management contracts (%)	16.8	17.7	18.7	19.0	19.3

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on sales before commodity risk management activities; however, gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales.

Royalty rates, as a percentage of sales excluding realized risk management activities, decreased from 17.7 percent in the third quarter of 2012 to 16.8 percent in the current quarter. This was due to several factors including higher gross overriding and other income recorded in the quarter, which is not subject to royalties, and an increase in royalty relief and credits including GCA.

Royalty rates, as a percentage of sales excluding risk management, decreased from 18.7 percent in the fourth quarter of 2011 to 16.8 percent in the current quarter. The primary reason for the decrease is the added impact of NAL royalty rates which have historically been lower than Pengrowth’s due to a higher weighting of freehold royalties which are generally lower than Crown royalties. Increases in GCA and gross overriding income have also contributed to the royalty rate decrease.

On a year over year basis royalty rates, as a percentage of sales excluding the impact of realized risk management contracts, decreased from 19.3 percent in 2011 to 19 percent in 2012. The decrease is primarily driven by the impact of lower NAL royalty rates and commodity price declines.

2013 royalty rates, as a percentage of sales, are forecast to be 17 percent.

OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Operating expenses	121.2	132.1	99.7	458.6	382.0
$/boe	14.01	15.22	14.13	14.61	14.15

Operating expenses in the fourth quarter decreased $10.9 million or $1.21 on a per boe basis compared to the third quarter due to reduced maintenance, turnaround and chemical costs, partially offset by slightly higher power costs.

Fourth quarter operating expenses increased $21.5 million or 22 percent compared to the same period last year primarily due to the additional NAL operating costs associated with a 23 percent production increase. On a per boe basis, operating expenses decreased $0.12/boe to $14.01/boe.

For the full year of 2012 compared to 2011, operating expenses increased by $76.6 million or 20 percent. The increase is primarily attributable to an increase in production volumes of 16 percent related to NAL and additional costs from the Olds turnaround during the second quarter of 2012. On a per boe basis, operating expenses increased $0.46/boe to $14.61/boe.

2013 operating expenses are forecast to be $14.00 to $14.50 per boe. Starting in 2013, Pengrowth will reclassify approximately $20 million relating primarily to technical support costs to G&A from operating expenses.

TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Transportation costs	6.5	5.7	5.6	24.8	25.7
$/boe	0.75	0.66	0.80	0.79	0.95

PENGROWTH 2012 Management’s Discussion & Analysis	21

In the fourth quarter of 2012, total transportation costs increased 14 percent compared to the third quarter and 16 percent compared to the fourth quarter of 2011, due to delays in pipeline connections and new production at Lochend.

Year over year transportation costs decreased 4 percent due to lower clean oil transportation costs as 2011 costs were negatively affected by the Rainbow Pipeline interruption from May to September of 2011.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 55 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

Pengrowth’s operating netbacks have been calculated by taking balances directly from the Consolidated Statements of Income and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures. The sales price used in the calculation of operating netbacks is after realized commodity risk management gains (losses).

	Three months ended			Twelve months ended
Combined Netbacks ($/boe)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Oil & gas sales	49.88	45.18	55.17	47.17	53.84
Royalties	(8.03)	(7.79)	(10.25)	(8.84)	(10.29)
Operating expenses	(14.01)	(15.22)	(14.13)	(14.61)	(14.15)
Transportation costs	(0.75)	(0.66)	(0.80)	(0.79)	(0.95)
Operating netback	27.09	21.51	29.99	22.93	28.45

	Three months ended			Twelve months ended
Light Oil Netbacks ($/bbl)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Sales (1)	86.17	83.44	92.08	84.07	90.29
Royalties	(16.24)	(15.73)	(21.29)	(17.52)	(20.37)
Operating expenses	(15.78)	(18.68)	(15.40)	(16.66)	(16.26)
Transportation costs (1)	(1.24)	(0.93)	(1.34)	(1.32)	(1.90)
Operating netback	52.91	48.10	54.05	48.57	51.76

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($/bbl)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Sales (1)	63.74	63.98	77.60	65.92	69.76
Royalties	(9.19)	(13.62)	(13.65)	(12.03)	(13.81)
Operating expenses	(15.96)	(19.36)	(13.91)	(17.15)	(14.45)
Transportation costs (1)	(0.91)	(0.74)	(1.47)	(1.01)	(1.52)
Operating netback	37.68	30.26	48.57	35.73	39.98

	Three months ended			Twelve months ended
NGLs Netbacks ($/bbl)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Sales	56.64	51.45	70.54	57.91	69.31
Royalties	(14.63)	(13.30)	(14.51)	(16.40)	(16.92)
Operating expenses	(13.50)	(12.81)	(12.34)	(13.56)	(14.65)
Transportation costs	(0.22)	(0.31)	(0.20)	(0.20)	(0.05)
Operating netback	28.29	25.03	43.49	27.75	37.69

	Three months ended			Twelve months ended
Natural Gas Netbacks ($/Mcf)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Sales	3.29	2.52	3.98	2.63	4.24
Royalties	(0.03)	(0.05)	(0.26)	(0.05)	(0.33)
Operating expenses	(2.10)	(2.14)	(2.31)	(2.18)	(2.11)
Transportation costs	(0.09)	(0.09)	(0.09)	(0.09)	(0.09)
Operating netback	1.07	0.24	1.32	0.31	1.71

(1)	Prior period restated to conform to presentation in the current period.

22	PENGROWTH 2012 Management’s Discussion & Analysis

Pengrowth realized an average operating netback of $27.09/boe in the fourth quarter, a 26 percent increase compared to the third quarter of 2012, primarily due to higher oil and gas sales and lower operating expenses. For the full year of 2012, Pengrowth realized an average operating netback of $22.93/boe, compared to $28.45/boe in 2011. The 19 percent decrease is primarily caused by lower average realized prices.

The natural gas netback for the fourth quarter was $1.07/Mcf compared to $0.24/Mcf in the prior quarter due to a 31 percent increase in the realized natural gas price, including risk management, in the fourth quarter. The natural gas netback declined significantly for the full year of 2012 compared to 2011. This was due to a 39 percent decline in the average realized natural gas price, including risk management, year over year. Pengrowth also shut-in approximately 1,000 boe/d of primarily dry natural gas production during the second and third quarters, and approximately 500 boe/d during the fourth quarter.

Pengrowth’s natural gas netbacks should be viewed in conjunction with the NGLs netbacks, which were $28.29/bbl in the fourth quarter and $27.75/bbl for the full year of 2012, since virtually all of our current active natural gas production yields NGLs.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Cash G&A expense	18.1	15.6	16.3	66.5	64.3
$/boe	2.09	1.80	2.31	2.12	2.38
Non-cash G&A expense	1.4	3.8	2.0	12.3	11.0
$/boe	0.16	0.43	0.28	0.39	0.41
Total G&A	19.5	19.4	18.3	78.8	75.3
$/boe	2.26	2.23	2.60	2.51	2.79

Fourth quarter cash G&A expenses were $2.5 million and $1.8 million higher compared to the prior quarter and the fourth quarter of 2011, respectively. Both increases were primarily due to added personnel costs from the NAL Acquisition and increased professional services. On a per boe basis, however, cash G&A has decreased to $2.09/boe in the fourth quarter compared to $2.31/boe in the same period last year. For the full year of 2012, cash G&A per boe also decreased to $2.12/boe from $2.38/boe in 2011. As anticipated, this decrease reflects the benefit of the increased production resulting from the NAL Acquisition.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (“LTIP”). See Note 14 to the audited Consolidated Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. Non-cash G&A expense decreased $2.4 million in the fourth quarter compared to the third quarter primarily due to a lower performance multiplier on previously expensed grants. The higher non-cash G&A expenses in 2012 compared to the prior year were primarily due to additional grants issued in 2012.

2013 G&A expenses are expected to be $3.30/boe including non-cash G&A of approximately $0.46/boe. Starting in 2013, Pengrowth will reclassify approximately $20 million relating primarily to technical support costs to G&A from operating expenses.

OTHER EXPENSES

For the full year of 2012, other expenses of $27.6 million included approximately $22 million in one time transaction costs related to the NAL Acquisition.

GAIN (LOSS) ON INVESTMENTS

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $20.0 million at December 31, 2012 compared to $35.0 million at December 31, 2011. The fair value of these shares has decreased since December 31, 2011 resulting in an unrealized loss of $15.0 million compared to an unrealized gain of $23.0 million recognized in 2011. See Note 5 to the audited Consolidated Financial Statements for additional information.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions except per boe amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Depletion, depreciation and amortization	165.1	162.0	117.6	567.3	437.9
$/boe	19.08	18.67	16.67	18.08	16.22
Accretion	5.7	5.7	4.0	20.4	15.6
$/boe	0.66	0.66	0.57	0.65	0.58

PENGROWTH 2012 Management’s Discussion & Analysis	23

The 2 percent increase in depletion expense in the fourth quarter of 2012 compared to the third quarter of 2012 was primarily due to an increase in the Unit of Production (“UOP”) rate from higher capital spending on property acquisitions. Comparing the fourth quarter and the full year of 2012 to the same periods last year, depletion increased 40 percent and 30 percent, respectively, primarily due to additional depletion recorded on property, plant and equipment from the NAL Acquisition.

Accretion expense also increased in the fourth quarter and full year 2012 due to the ARO increase from the NAL Acquisition.

IMPAIRMENTS

Impairment tests were performed at December 31, 2011, June 30, 2012 and December 31, 2012. The recoverable amounts of each CGU were based on the higher of value in use or fair value less costs to sell. Based on the impairment tests carried out, there were no impairments at December 31, 2012, but impairments were recorded at June 30, 2012 and December 31, 2011. The impairment test is sensitive to lower commodity prices, which have been under significant downward pressure in recent periods, particularly natural gas prices. Further declines in commodity prices in 2013 could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases.

At June 30, 2012, Pengrowth tested its predominantly natural gas CGUs for impairments as a result of declining forward price estimates for natural gas. Of the CGUs tested, only one was impaired. Pengrowth recognized a $30 million pre-tax impairment charge on the producing portion of the Groundbirch CGU, as the carrying value exceeded the fair value at June 30, 2012. Fair value was determined based on the total proved plus probable reserves, estimated by Pengrowth’s independent reserves evaluator, using the July 1, 2012 commodity price forecast of Pengrowth’s independent reserves evaluator discounted at a market rate. See Note 6 to the audited Consolidated Financial Statements for additional information.

At June 30, 2012, Pengrowth also recognized a $48.3 million pre-tax impairment of the Horn River Exploration and Evaluation (“E&E”) assets. It was determined that there would be no additional capital spending at Horn River, which will result in the expiry of the majority of Pengrowth’s existing leases in the area. As a result, the carrying value of the Horn River E&E assets was written down to nil at June 30, 2012. See Note 7 to the audited Consolidated Financial Statements for additional information.

At December 31, 2011, Pengrowth recognized a $27.4 million pre-tax impairment charge on the producing portion of the Groundbirch CGU as the carrying value exceeded the fair value on December 31, 2011. Fair value was determined based on the total proved plus probable reserves estimated by Pengrowth’s independent reserves evaluator using the period end commodity price forecast of Pengrowth’s independent reserves evaluator and discounted at a market rate. This impairment charge resulted from a low natural gas price forecast by Pengrowth’s independent reserves evaluator and allocation of 2012 capital to properties with better economic returns. As a result, goodwill attributed to the Groundbirch CGU was reduced by $16.3 million to nil and the PP&E was reduced by $11.1 million. See Note 6 to the audited Consolidated Financial Statements for detailed disclosure of the assumptions used to determine the fair value.

INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Interest and financing charges	25.7	23.6	21.1	86.4	75.9

At December 31, 2012, Pengrowth had approximately $1.8 billion in total debt, composed of $1.6 billion in long term debt and $0.2 billion in convertible debentures. Total debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 5.7 percent, drawings from Pengrowth’s syndicated bank facility which is subject to prevailing market rates, and convertible debentures with a 6.25 percent coupon. At December 31, 2012, the bank facility and the demand operating facility cost of funds was approximately 3 percent. On October 18, 2012 Pengrowth issued $385 million U.S. equivalent of senior unsecured term notes, proceeds of which were used to pay down Pengrowth’s current credit facilities.

Interest and financing charges were $2.1 million or 9 percent higher in the fourth quarter compared to the third quarter primarily due to interest expense on the newly issued term notes which replaced shorter term bank debt. Comparing the fourth quarter to the same period last year, interest and financing charges increased $4.6 million or 22 percent. This increase is due to convertible debentures assumed with the NAL Acquisition and additional interest on the newly issued term notes. The convertible debentures contributed $3.4 million of net interest expense to interest and financing charges in the fourth quarter compared to the same quarter last year.

The $10.5 million or 14 percent increase in interest expense and financing charges year over year reflects the higher debt levels outstanding in the current year, particularly the increased expense of $8.3 million relating to the convertible debentures assumed with the NAL Acquisition.

24	PENGROWTH 2012 Management’s Discussion & Analysis

Pengrowth has various floating to fixed interest rate swap contracts which were acquired with NAL. Under these contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three months Bankers Acceptance CDOR (“Canadian Depository Offered Rate”), on the notional amounts. The fair value of the interest rate derivative contracts has been included on the Consolidated Balance Sheets with changes in the fair value reported separately on the Consolidated Statements of Income as part of interest and financing charges. See Note 18 to the audited Consolidated Financial Statements for additional information.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. Pengrowth recorded a deferred tax reduction of $32.0 million during the year ended December 31, 2012 compared to a deferred tax expense of $22.3 million during the year ended December 31, 2011. The decrease in deferred income tax expense primarily relates to the decrease in pre-tax income from 2011 to 2012. Also contributing to the decrease in 2012 is the recognition of previously uncertain tax benefits.

No current income taxes were paid by Pengrowth in 2012 or 2011. See Note 12 to the audited Consolidated Financial Statements for additional information.

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Currency exchange rate ($1Cdn = $U.S.) at period end	1.01	1.02	0.98	1.01	0.98
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	(14.2)	31.8	28.8	16.4	(19.5)
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	(2.0)	0.4	2.8	(2.4)	(1.4)
	(16.2)	32.2	31.6	14.0	(20.9)
Unrealized gain (loss) on foreign exchange risk management contracts	2.9	0.9	(2.4)	7.9	1.8
Total unrealized foreign exchange gain (loss)	(13.3)	33.1	29.2	21.9	(19.1)
Total realized foreign exchange loss	(0.6)	–	(0.6)	(1.0)	(1.6)

Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. In the fourth quarter Pengrowth recorded an unrealized foreign exchange loss of $16.2 million compared to gains of $32.2 million and $31.6 million in the prior quarter and the fourth quarter of 2011, respectively, primarily as a result of a weaker Canadian dollar relative to the U.S. dollar and U.K. pound. The additional U.S. term debt issued in October contributed $3.3 million to the unrealized foreign exchange loss in the current quarter.

In contrast, Pengrowth recorded a $14.0 million unrealized foreign exchange gain for the full year of 2012 compared to a $20.9 million loss for 2011 primarily due to a stronger Canadian dollar at year end relative to the U.S. dollar on December 31, 2011.

Pengrowth acquired various foreign exchange contracts with the NAL Acquisition. The swaps and various types of options require Pengrowth to sell the notional U.S. dollar monthly amount pursuant to the terms of each contract. See Note 18 to the audited Consolidated Financial Statements for additional information. Pengrowth does not use hedge accounting for any foreign exchange risk management contracts.

During 2012, a series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. The fair value of foreign exchange derivative contracts has been included on the Consolidated Balance Sheets with changes in the fair value reported on the Consolidated Statements of Income as an unrealized foreign exchange (gain) loss.

PENGROWTH 2012 Management’s Discussion & Analysis	25

Swaps-Buy U.S. dollars
Contract Type	Settlement Date	Amount (U.S. $ millions)	% of Principal hedged	Fixed Rate ($1Cdn = $U.S.)
Swap	April 2013	50	100%	1.01
Swap	May 2015	50	70%	0.98
Swap	July 2017	240	60%	0.97
Swap	August 2018	75	28%	0.96
Swap	October 2019	15	43%	0.94
Swap	May 2020	15	13%	0.95
		445	36%

To mitigate the fluctuations in our U.K. denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt. Pengrowth has two U.K. pound sterling note issuances outstanding. The first was issued in 2005 and the second in 2012. The exchange rate is fixed at approximately $0.4976 and $0.63 U.K. pound sterling per Canadian dollar, respectively.

ASSET RETIREMENT OBLIGATIONS (“ARO”)

($ millions)	Dec 31, 2012	Dec 31, 2011	Change
ARO, opening balance	660.9	447.1	213.8
Assumed in business combinations	47.3	–	47.3
Revisions due to discount rate changes (1)	178.1	206.6	(28.5)
Expenditures on remediation	(27.6)	(21.9)	(5.7)
Accretion and other	10.2	29.1	(18.9)
ARO, closing balance	868.9	660.9	208.0

(1)

2012 amount relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balances assumed in the business combinations. 2011 amount relates to reductions in the risk free rate during the year. The offset to the revisions is recorded in property, plant and equipment.

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the year ended December 31, 2012, Pengrowth’s ARO liability increased by $208.0 million mainly due to the additional ARO liabilities assumed in the NAL Acquisition, and the associated impact of the discount rate reduction.

Pengrowth has estimated the net present value of its total ARO to be $868.9 million as at December 31, 2012 (December 31, 2011 – $660.9 million), based on a total escalated future liability of $2.4 billion (December 31, 2011 – $1.8 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free discount rate of 2.5 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE

During 2012, Pengrowth’s contributions were $6.3 million (December 31, 2011 – $7.1 million), into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The total balance of the remediation trust funds was $53.8 million at December 31, 2012 (December 31, 2011 – $49.7 million).

As a working interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the raw production delivered and processed at the various facilities. Funding levels for this fund may change each year pending a review by the owners.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2012, Pengrowth spent $27.6 million on

26	PENGROWTH 2012 Management’s Discussion & Analysis

abandonment and reclamation (December 31, 2011 – $21.9 million). Pengrowth expects to spend approximately $21 million in 2013 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

CLIMATE CHANGE PROGRAMS

Since becoming effective July 1, 2007, Alberta regulates Greenhouse Gas (“GHG”) emissions under the Climate Change and Emissions Management Act. Under the Act the Specified Gas Reporting Regulation (the “SGRR”) imposes annual GHG emissions reporting requirements on all Alberta facilities that emit more than 50,000 tonnes of greenhouse gases per year. Also under the Act, the Specified Gas Emitters Regulation (the “SGER”) requires Alberta facilities that emit more than 100,000 tonnes of greenhouse gases per year to reduce emissions intensity by 12 percent annually over baseline emission levels for those facilities. The baseline for facilities is an average of 2003, 2004 and 2005 emissions. Facilities can meet these required reductions in three ways: audited emission reductions in their operations; purchased Alberta-based offset carbon credits or; contributions to the Alberta Climate Change and Emissions Management Fund. Unutilized reduction credits from one year may be carried forward to future years.

During 2012, Pengrowth submitted GHG information on two facilities, the Olds Gas Plant and the Judy Creek Gas Conservation Plant, which had reduced emissions by approximately 42 percent during 2011, well ahead of the 12 percent annual reduction target. During 2012, Pengrowth also acquired additional interest in the Quirk Creek Gas Plant and became the operator of that facility. Quirk Creek is a Specified Gas Emitter facility therefore Pengrowth now has three operated facilities that are subject to the annual 12 percent reduction and will be reporting emission reduction information on the three facilities in 2013.

For further information on Greenhouse Gas emissions, see Pengrowth’s AIF.

GOODWILL

In accordance with IFRS, goodwill is tested for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment of impairment of property, plant and equipment. Management has assessed the goodwill and determined that there is no impairment at December 31, 2012. As at December 31, 2012, Pengrowth has goodwill of $700.7 million which was unchanged from December 31, 2011. See Note 8 to the audited Consolidated Financial Statements for details.

ACQUISITIONS AND DISPOSITIONS

In the fourth quarter Pengrowth acquired properties in the Lochend area for $61.4 million and disposed of its Kakwa property and a portion of its Dawson area property for proceeds of $9.1 million. During the fourth quarter, Pengrowth has also entered into an agreement to sell its non-operated Weyburn property for proceeds of $315 million (prior to closing adjustments) which is expected to close in early March 2013. We do not expect a material gain or loss on this transaction.

During the third quarter of 2012, Pengrowth acquired properties in the Lone Pine Creek area for $5.4 million and disposed of various wells in the Cactus Lake, Plover, Twining and Swalwell areas for proceeds of $15 million, resulting in a gain on disposition of $8.1 million.

In the second quarter of 2012, Pengrowth completed the NAL Acquisition for $965.7 million and additional producing properties in the Sawn Lake area for $15.5 million.

In the first quarter of 2012, Pengrowth exercised rights of first refusal in the Quirk Creek Field and the Weyburn Unit, increasing its working interest in each. The purchase prices were $13.5 million and $12.3 million net of adjustments, respectively.

WORKING CAPITAL

At December 31, 2012, Pengrowth had a working capital surplus as current assets exceeded current liabilities by $128.8 million. In contrast, on December 31, 2011, Pengrowth had a working capital deficiency of $137.3 million. The change in the working capital was due to the inclusion of $317.3 million of Weyburn assets held for sale partly offset by the current liabilities associated with these assets and the inclusion of the current portion of long term debt, U.S. $50 million, maturing in April of 2013.

PENGROWTH 2012 Management’s Discussion & Analysis	27

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Dec 31, 2012	Dec 31, 2011	Change
($ millions, except ratios and percentages) Term credit facilities	160.0	–	160.0
Senior unsecured notes	1,320.9	1,007.7	313.2
Long term debt	1,480.9	1,007.7	473.2
Working capital (surplus) deficiency including current portion of debt	(128.8)	137.3	(266.1)
Total debt excluding long term portion of convertible debentures	1,352.1	1,145.0	207.1
Convertible debentures	237.1	–	237.1
Total debt (1)	1,589.2	1,145.0	444.2

Twelve months trailing:	Dec 31, 2012	Dec 31, 2011	Change
Net income	12.7	84.5	(71.8)
Add (deduct):
Interest and financing charges	86.4	75.9	10.5
Deferred tax (recovery) expense	(32.0)	22.3	(54.3)
Depletion, depreciation, amortization and accretion	587.7	453.5	134.2
Impairment of assets	78.3	27.4	50.9
Other non-cash (income) expenses	(107.9)	34.8	(142.7)
Adjusted EBITDA	625.2	698.4	(73.2)
Total debt excluding convertible debentures to adjusted EBITDA	2.2	1.6
Total debt to adjusted EBITDA (3)	2.5	1.6
Total capitalization excluding convertible debentures (2)	5,542.4	4,492.3	1,050.1
Total capitalization (2)	5,779.5	4,492.3	1,287.2
Total debt excluding convertible debentures as a percentage of total capitalization (2)	24.4%	25.5%
Total debt as a percentage of total capitalization	27.5%	25.5%

(1)	Total debt includes working capital (surplus) deficiency and convertible debentures.

(2)	Total capitalization includes total outstanding debt plus Shareholders’ Equity.

(3)

The ratio in the table only includes seven months of Adjusted EBITDA from the NAL acquisition. Including the prior five months of NAL Adjusted EBITDA would result in a debt to Adjusted EBITDA ratio of approximately 2.2x.

At December 31, 2012, total debt increased $444.2 million from December 31, 2011. In October 2012, Pengrowth issued U.S. $385 million equivalent in long term notes where the proceeds were used to pay down indebtedness under Pengrowth’s current credit facilities. The expansion of total debt year over year also included convertible debentures assumed with the NAL Acquisition and increased borrowing in the term credit facility due to net acquisitions in 2012.

The increase in total debt was partly mitigated by the strengthening Canadian dollar which drove down the Canadian equivalent of the U.S. denominated senior unsecured notes by $16.6 million from December 31, 2011. In contrast, the U.K. pound sterling denominated debt increased by $2.4 million due to a weaker Canadian dollar relative to the U.K. pound sterling year over year. The increase in total debt resulted in a trailing twelve months total debt to Adjusted EBITDA ratio at December 31, 2012 of 2.5x (including seven months of NAL Adjusted EBITDA). Including the prior five months of NAL Adjusted EBITDA would result in a debt to Adjusted EBITDA ratio of approximately 2.2x.

Term Credit Facilities

Pengrowth maintains a $1 billion revolving credit facility which was drawn by $160 million in borrowings and approximately $27.5 million in outstanding letters of credit at December 31, 2012. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval.

28	PENGROWTH 2012 Management’s Discussion & Analysis

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2012, this facility was undrawn and had approximately $0.9 million of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness.

Together, these two facilities and the cash balance provided Pengrowth with approximately $864.9 million of available credit capacity at December 31, 2012, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2012. There were no changes to Pengrowth’s covenants in the twelve months ended December 31, 2012. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with IFRS, is similar to Adjusted EBITDA, and cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt before working capital must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt before working capital must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense for the last four fiscal quarters.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to property dispositions, reducing capital expenditures or dividends as well as raising equity. Details of these measures are included in Note 17 to the audited Consolidated Financial Statements.

Convertible Debentures

As a result of the NAL Acquisition, Pengrowth assumed $349.0 million of subordinated convertible debentures at June 1, 2012. On June 22, 2012, approximately $50.5 million of the debentures were redeemed as a result of the change in control pursuant to the debenture indentures.

On August 31, 2012, $59.5 million of principal, on one series of the convertible debentures, matured and was repaid in cash. Convertible debentures with an aggregate amount of $237.1 million were outstanding at December 31, 2012. See Note 9 to the audited Consolidated Financial Statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.

On January 3, 2012, Pengrowth announced that it had introduced a Premium Dividend™ program. This program was suspended effective December 17, 2012.

PENGROWTH 2012 Management’s Discussion & Analysis	29

During the year ended December 31, 2012, 19.3 million shares were issued for cash proceeds of $135.9 million under the DRIP (including the Premium Dividend™) program, compared to 5.0 million shares issued for cash proceeds of $54.7 million in 2011.

Property Divestments

In addition to the $315 million Weyburn disposition which is expected to close in early March 2013, Pengrowth has also announced its intention to raise up to $700 million from additional property divestments in 2013. These proceeds will be used for debt repayment and capital expenditures, including Lindbergh.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited Consolidated Financial Statements, for a description of the accounting policies for financial instruments and Note 18 to the audited Consolidated Financial Statements for additional information regarding market risk, credit risk, liquidity risk and the fair value of Pengrowth’s financial instruments.

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, dividends declared, the excess of Funds Flow from Operations over dividends, and Payout Ratio:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Funds flow from operations	189.7	141.1	171.1	538.8	620.0
Dividends declared	61.3	60.6	73.5	284.4	280.2
Excess of funds flow from operations less dividends declared	128.4	80.5	97.6	254.4	339.8
Per share	0.25	0.16	0.28	0.57	1.02
Payout ratio (1)	32%	43%	43%	53%	45%

(1)	Payout Ratio is calculated as dividends declared divided by Funds Flow from Operations.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through the sale of existing properties, additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 18 to the audited Consolidated Financial Statements.

The following table provides the Net Payout Ratio when the proceeds of the Dividend Reinvestment and Premium DividendTM plans are accounted for to reflect Pengrowth’s net cash outlay:

	Three months ended			Twelve months ended
($ millions, except per share amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Proceeds from Dividend Reinvestment and Premium DividendTM plans	26.3	41.0	17.6	135.9	54.7
Per share	0.05	0.08	0.05	0.30	0.16
Net payout ratio (%) (1)	18%	14%	33%	28%	36%

(1)	Net Payout Ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment and Premium DividendTM plans divided by Funds Flow from Operations.

30	PENGROWTH 2012 Management’s Discussion & Analysis

DIVIDENDS

Pengrowth recognizes the importance of its dividend to shareholders. The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Alberta Business Corporations Act.

Dividends are generally paid to shareholders on or about the fifteenth day of the month. Pengrowth paid $0.07 per share in each of the months January through July 2012 and $0.04 per share in each of the months August through December 2012, for an aggregate annual cash dividend of $0.69 per share for the full year 2012. In 2011, Pengrowth paid a monthly dividend of $0.07 per share for an aggregate annual cash dividend of $0.84 per share.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2012 and 2011.

2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	328.5	328.4	391.9	431.5
Net income (loss) ($ millions)	0.7	31.1	(23.7)	(1.1)
Net income (loss) per share ($)	–	0.08	(0.05)	–
Net income (loss) per share - diluted ($)	–	0.07	(0.05)	–
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.7)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.3	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average realized price ($/boe)	47.14	45.00	44.73	49.36
Operating netback ($/boe)	21.69	20.79	21.51	27.09

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Adjusted net income ($ millions)	35.9	30.0	22.9	22.3
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe/d)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($/boe)	51.15	54.41	52.68	54.28
Operating netback ($/boe)	27.64	28.97	27.15	29.99

Oil and gas sales for the third and fourth quarters of 2012 have exceeded prior quarters due to the additional volumes from the NAL Acquisition. Changes in commodity prices have also affected oil and gas sales throughout 2012 and have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow.

PENGROWTH 2012 Management’s Discussion & Analysis	31

Production increased in the second, third and fourth quarters of 2012, primarily as a result of the NAL Acquisition on May 31, 2012. In addition to natural declines, production changes over these quarters were a result of production limitations due to a SOEP Venture platform outage in the third and fourth quarters of 2012, first quarter of 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires.

Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), and deferred taxes. Funds Flow from Operations was also impacted by changes in royalty expense, operating and general and administrative costs.

SELECTED ANNUAL INFORMATION

The table below provides a summary of selected annual financial information for the years ended 2012, 2011, and 2010.

	Twelve months ended December 31
($ millions unless otherwise indicated)	2012	2011	2010
Oil and gas sales	1,480.3	1,453.7	1,368.7
Net income	12.7	84.5	149.8
Net income per share ($) (1)	0.03	0.25	0.50
Net income per share – diluted ($) (1)	0.03	0.25	0.49
Dividends declared per share ($) (2)	0.66	0.84	0.77
Total assets	7,469.9	5,644.7	5,226.6
Long term debt (3)	1,767.7	1,007.7	1,024.4
Shareholders’ equity (1)	4,190.3	3,347.3	3,182.3
Number of shares outstanding at year end (thousands)	511,804	360,282	326,024

(1)	Comparative 2010 amounts are Trust units and Trust Unitholders’ equity.

(2)	2010 reflects one fewer month of distribution declared as a result of the corporate conversion.

(3)	Includes long term debt (including the current portion of long term debt) and convertible debentures, as applicable.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ millions)	2013	2014	2015	2016	2017	Thereafter	Total
Convertible debentures (1)	–	97.9	–	–	136.8	–	234.7
Interest payments on convertible debentures	14.7	14.7	8.6	8.6	2.1	–	48.7
Long term debt (2)	49.7	–	312.0	–	398.0	776.1	1,535.8
Interest payments on long term debt (3)	81.0	80.1	77.2	67.1	56.4	113.4	475.2
Operating leases (4)	15.3	15.1	14.8	14.5	12.0	1.9	73.6
Pipeline transportation	28.2	25.6	22.8	6.5	3.4	6.8	93.3
Lindbergh	3.4	3.9	–	–	–	–	7.3
Remediation trust fund payments	0.3	0.3	0.3	0.3	0.3	11.0	12.5
	192.6	237.6	435.7	97.0	609.0	909.2	2,481.1

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent and vehicle leases.

32	PENGROWTH 2012 Management’s Discussion & Analysis

SUMMARY OF COMMON SHARE TRADING DATA

		High	Low	Close	Volume (000s)	Value ($ millions)
TSX - PGF (Cdn $)
2012	1st quarter	$11.36	$9.35	$9.35	52,533	530.4
	2nd quarter	$9.47	$5.97	$6.46	66,490	508.1
	3rd quarter	$7.39	$5.92	$6.63	63,163	413.9
	4th quarter	$6.72	$4.66	$4.95	58,845	322.5
	Year	$11.36	$4.66	$4.95	241,031	1,774.9

2011	1st quarter	$13.80	$11.98	$13.41	61,957	795.7
	2nd quarter	$13.96	$11.56	$12.15	39,337	500.2
	3rd quarter	$12.84	$9.33	$9.47	39,079	431.7
	4th quarter	$11.18	$8.48	$10.76	58,503	610.7
	Year	$13.96	$8.48	$10.76	198,876	2,338.4

NYSE - PGH (U.S. $)
2012	1st quarter	$11.17	$9.40	$9.40	19,845	200.6
	2nd quarter	$9.55	$5.80	$6.37	23,493	178.9
	3rd quarter	$7.49	$5.79	$6.74	24,284	161.0
	4th quarter	$6.85	$4.69	$4.97	23,467	128.3
	Year	$11.17	$4.69	$4.97	91,089	668.8

2011	1st quarter	$14.14	$12.09	$13.83	21,853	284.8
	2nd quarter	$14.60	$11.81	$12.58	25,342	332.4
	3rd quarter	$13.60	$8.94	$8.99	31,966	357.3
	4th quarter	$11.00	$7.99	$10.53	25,754	258.1
	Year	$14.60	$7.99	$10.53	104,916	1,232.6

SUBSEQUENT EVENTS

Weyburn Divestment

During the fourth quarter of 2012, Pengrowth announced that it had an agreement in place to sell its 10.01952 percent working interest in its non-operated Weyburn property for proceeds of $315 million, prior to closing adjustments. The sale is expected to close in early March 2013.

Commodity Price Contracts

Pengrowth entered into additional commodity and power risk management contracts subsequent to December 31, 2012 as outlined in the tables below.

Crude Oil:

Swaps
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl	Settlement Currency
Financial:
WTI	5,000	Feb 1, 2013 - Dec 31, 2013	$93.53	Cdn
WTI	19,500	Jan 1, 2014 - Dec 31, 2014	$94.94	Cdn
WTI	5,000	Jan 1, 2015 - Dec 31, 2015	$92.33	Cdn

PENGROWTH 2012 Management’s Discussion & Analysis	33

Natural Gas:

Swaps
Reference Point	Volume (MMBtu/d)	Remaining Term	Price per MMBtu	Settlement Currency
Financial:
AECO	9,478	Jan 1, 2014 - Dec 31, 2014	$3.74	Cdn

Power:

Reference Point	Volume (MW)	Remaining Term	Price per MWh	Settlement Currency
Financial:
AESO	15	Feb 1, 2013 - Dec 31, 2013	$57.08	Cdn

BUSINESS RISKS

The following factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation which is available on SEDAR at www.sedar.com.

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principal source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with our business include, but are not limited to, the following:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, availability of pipeline and rail transportation capacity, availability of refining capacity, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in light of low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss as well as affecting the ability to maintain the current dividends, spend capital and meet obligations. The impairment test is sensitive to lower commodity prices, which have been under significant downward pressure in recent periods, particularly natural gas prices. Further declines in commodity prices in 2013 could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

34	PENGROWTH 2012 Management’s Discussion & Analysis

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust its operational practices, increase compliance and incur additional costs as a result.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, rail lines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and have a direct impact on cycle times.

•	Availability of specialized equipment, goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by certain weather conditions, including floods, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase substantially.

•	During times of increased activity it may be more difficult to hire and retain staff and the cost for skilled labour may increase substantially.

•

Attacks by individuals against facilities and any such attacks, or the threat thereof, may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for thermal projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

PENGROWTH 2012 Management’s Discussion & Analysis	35

•

The performance and results of a thermal project such as Lindbergh is dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a thermal project.

•

The success of a thermal project such as Lindbergh will depend, in part, on our ability to sell our production at a desirable price. Current transportation and refining constraints have resulted in a volatile price environment with a substantial discount (differential) being paid for heavy oil and bitumen.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation which is available on SEDAR at www.sedar.com.

FUTURE CHANGES IN ACCOUNTING POLICIES

Accounting Policies adopted January 1, 2013

Pengrowth adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011) and IFRS 13 Fair Value Measurement, with a date of initial application of January 1, 2013.

The adoption of these standards on January 1, 2013 will have no impact on the amounts recorded in the Corporation’s Consolidated Financial Statements.

IFRS 10: Consolidated Financial Statements (“IFRS 10”)

IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Corporation controls the investee on the basis of de facto circumstances. Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases.

On January 1, 2013, the Corporation had wholly owned subsidiaries, none of which hold any significant assets (holding companies). The determination of whether to consolidate these entities does not involve any significant judgments or assumptions. There are no

36	PENGROWTH 2012 Management’s Discussion & Analysis

significant restrictions on the ability of the Corporation to access or use the assets, and settle the liabilities of the Corporation and its subsidiaries except for customary limitations in the Corporation’s credit facility (i.e. notification of significant dispositions).

IFRS 11: Joint Arrangements (“IFRS 11”)

Joint arrangements are arrangements of which the Corporation has joint control, established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangements’ returns. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures depending on the Corporation’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Corporation considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangement and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Corporation has no joint arrangements under IFRS 11. A significant portion of the Corporation’s oil and gas activities are conducted with others, however, these are considered jointly controlled assets and are outside the scope of IFRS 11. These Consolidated Financial Statements reflect only the Corporation’s proportionate share of the related assets, obligations, revenue and expenses of jointly controlled assets.

IFRS 12: Disclosures of Interests in Other Entities (“IFRS 12”)

IFRS 12 sets out certain disclosures that are required relating to interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Corporation does not have any investments that are not consolidated nor has it entered into any joint arrangements or structured entities.

IFRS 13: Fair Value Measurement (“IFRS 13”)

IFRS 13 defines fair value, sets out a single standard framework for measuring fair value and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 is applied prospectively to fair value measurements occurring on or after January 1, 2013. The additional disclosure requirements of IFRS 13 are also applied prospectively and will be presented, as relevant, in the 2013 interim and annual financial statements.

Accounting policies not yet adopted

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1—classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase 1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial assets by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in net income. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2015 although earlier adoption is allowed. Pengrowth has not made any decision as to early adoption and based on a preliminary assessment this standard should not have a material impact on Pengrowth.

Amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) and IFRS 7: Financial Instruments: Disclosures (“IFRS 7”)

Offsetting Financial Assets and Financial Liabilities: Amendments to IAS 32 and IFRS 7, was published in December 2011. The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments to IFRS 7 introduce new disclosure requirements for financial assets and financial liabilities that are offset in the Consolidated Balance Sheets, or are subject to enforceable master netting arrangements or similar agreements.

The amendment to IFRS 7 is applied retrospectively for annual periods beginning on or after January 1, 2013, while amendments to IAS 32 is applied retrospectively for annual periods beginning on or after January 1, 2014. Pengrowth has not made any decision as to early adoption of IAS 32 and it is expected that these standards will not have a material impact on Pengrowth.

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley

PENGROWTH 2012 Management’s Discussion & Analysis	37

Act (“SOX”) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2012. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2012, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our Consolidated Financial Statements for external purposes in accordance with IFRS for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our Consolidated Financial Statements in accordance with IFRS and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of internal control over financial reporting as of December 31, 2012 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited Consolidated Financial Statements for the year ended December 31, 2012. No changes were made to our internal control over financial reporting during the year ending December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Pengrowth’s audited Consolidated Financial Statements contain financial information from the acquisition date of NAL to August 31, 2012 that was generated using a third party manager’s internal controls over financial reporting. The net revenue generated during this period was $86 million.

38	PENGROWTH 2012 Management’s Discussion & Analysis

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.

Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors (”the Board”) is assisted in exercising its responsibilities through the Audit and Risk Committee (“the Committee”) of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 28, 2013

PENGROWTH 2012 Financial Results	39

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE
SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited the accompanying consolidated financial statements of Pengrowth
Energy Corporation (the “Corporation”), which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, the consolidated statements of income, shareholders’ equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S
RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’
RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing
procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the
audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International
Accounting Standards Board.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated
February 28, 2013 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants

Calgary, Canada

February 28, 2013

40

PENGROWTH 2012 Financial Results

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY
CORPORATION

We have audited Pengrowth Energy Corporation’s (the “Corporation”) internal control over financial reporting as of
December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance
with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the
Corporation as of December 31, 2012 and December 31, 2011, and the related consolidated statements of income, shareholders’ equity and cash flow for the years then ended, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Calgary, Canada

February 28, 2013

PENGROWTH 2012 Financial Results

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

As at

As at

Note

December 31, 2012

December 31, 2011

ASSETS

Current Assets

Cash and cash equivalents

$
2,659

$
36,722

Accounts receivable

197,507

183,814

Fair value of risk management contracts

18

12,918

643

Assets held for sale

6

317,268

–

530,352

221,179

Fair value of risk management contracts

18

2,561

–

Other assets

5

73,806

84,712

Property, plant and equipment

6

5,598,874

4,074,434

Exploration and evaluation assets

7

563,663

563,751

Goodwill

8

700,652

700,652

TOTAL ASSETS

$
7,469,908

$
5,644,728

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable

$
297,496

$
273,344

Dividends payable

20,471

25,220

Fair value of risk management contracts

18

7,814

39,753

Current portion of long term debt

10

49,735

–

Current portion of provisions

11

22,635

20,149

Liabilities associated with assets held for sale

11

3,449

–

401,600

358,466

Fair value of risk management contracts

18

19,233

26,487

Convertible debentures

9

237,050

–

Long term debt

10

1,480,898

1,007,686

Provisions

11

849,519

646,998

Deferred income taxes

12

291,274

257,838

3,279,574

2,297,475

Shareholders’ Equity

Shareholders’ capital

13

4,634,781

3,525,222

Contributed surplus

22,935

17,697

Deficit

(467,382
)

(195,666
)

4,190,334

3,347,253

Commitments

20

Contingencies

21

Subsequent events

23

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY

$
7,469,908

$
5,644,728

See accompanying notes to the Consolidated Financial Statements.

Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director

Director

42

PENGROWTH 2012 Financial Results

CONSOLIDATED STATEMENTS OF INCOME

(Stated in thousands of dollars, except per share amounts)

Year ended December 31

Note

2012

2011

REVENUES

Oil and gas sales

$
1,480,267

$
1,453,735

Royalties, net of incentives

(277,476
)

(277,945
)

1,202,791

1,175,790

Unrealized gain (loss) on commodity risk management

18

30,576

(39,951
)

1,233,367

1,135,839

EXPENSES

Operating

458,552

382,024

Transportation

24,825

25,716

General and administrative

78,760

75,312

Depletion, depreciation and amortization

6

567,315

437,923

Impairment of assets

6,7,8

78,304

27,360

1,207,756

948,335

OPERATING INCOME

25,611

187,504

Other (income) expense items

(Gain) loss on investments

5

15,000

(23,000
)

Gain on acquisition

4

(73,538
)

–

Gain on disposition of properties

6

(9,940
)

(12,647
)

Unrealized foreign exchange (gain) loss

19

(21,933
)

19,098

Realized foreign exchange loss

19

968

1,583

Interest and financing charges

86,406

75,924

Accretion

11

20,366

15,618

Other expense

27,581

4,068

INCOME (LOSS) BEFORE TAXES

(19,299
)

106,860

Deferred income tax (reduction) expense

12

(31,983
)

22,328

NET INCOME AND COMPREHENSIVE INCOME

$
12,684

$
84,532

NET INCOME PER SHARE

16

Basic

$
0.03

$
0.25

Diluted

$
0.03

$
0.25

See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2012 Financial Results

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

Year ended December 31

Note

2012

2011

CASH PROVIDED BY (USED FOR):

OPERATING

Net income and comprehensive income

$
12,684

$
84,532

Depletion, depreciation and accretion

587,681

453,541

Impairment of assets

6,7,8

78,304

27,360

Deferred income tax (reduction) expense

12

(31,983
)

22,328

Contract liability amortization

11

(1,648
)

(1,677
)

Unrealized foreign exchange (gain) loss

19

(21,933
)

19,098

Unrealized (gain) loss on commodity risk management

18

(30,576
)

39,951

Share based compensation

14

12,266

11,024

Non-cash (gain) loss on investments

5

15,000

(23,000
)

Non-cash gain on acquisition

4

(73,538
)

–

Gain on disposition of properties

6

(9,940
)

(12,647
)

Other items

2,441

(547
)

Funds flow from operations

538,758

619,963

Interest and financing charges

86,406

75,924

Expenditures on remediation

11

(27,575
)

(21,939
)

Changes in non-cash operating working capital

15

(43,500
)

19,135

554,089

693,083

FINANCING

Dividends paid

(289,149
)

(277,512
)

Bank indebtedness repayment

10

(220,717
)

(22,000
)

Long term debt (repayment)

10

536,374

(39,000
)

Convertible debentures repayment

9

(110,038
)

–

Interest paid

(91,106
)

(72,612
)

Other financing cost

–

(1,605
)

Proceeds from equity issues, including DRIP

136,220

345,774

(38,416
)

(66,955
)

INVESTING

Capital expenditures

(467,421
)

(608,463
)

Property acquisitions

(113,219
)

(8,628
)

Proceeds on property dispositions

26,631

16,935

Purchase of injectants

(4,433
)

(4,126
)

Contributions to remediation trust funds

(4,803
)

(6,030
)

Change in non-cash investing working capital

15

13,509

18,057

(549,736
)

(592,255
)

CHANGE IN CASH AND CASH EQUIVALENTS

(34,063
)

33,873

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR

36,722

2,849

CASH AND CASH EQUIVALENTS AT END OF YEAR

$
2,659

$
36,722

See accompanying notes to the Consolidated Financial Statements.

44

PENGROWTH 2012 Financial Results

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in thousands of dollars)

Year ended December 31

Note

2012

2011

SHAREHOLDERS’ CAPITAL

13

Balance, beginning of year

$
3,525,222

$
3,171,719

Share based compensation

7,979

8,086

Issued under Dividend Reinvestment Plan

60,170

54,698

Issued for cash under Premium Dividend Plan ™

75,777

–

Issued on business combination

4

965,921

–

Share issue costs, net of tax

(288
)

(9,367
)

Issued for cash on equity issue

–

300,086

Balance, end of year

4,634,781

3,525,222

CONTRIBUTED SURPLUS

Balance, beginning of year

17,697

10,626

Share based compensation

14

12,759

11,617

Exercise of share based compensation awards

(7,521
)

(4,546
)

Balance, end of year

22,935

17,697

DEFICIT

Balance, beginning of year

(195,666
)

–

Net income

12,684

84,532

Dividends declared

(284,400
)

(280,198
)

Balance, end of year

(467,382
)

(195,666
)

TOTAL SHAREHOLDERS’ EQUITY

$
4,190,334

$
3,347,253

See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2012 Financial Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

(Tabular
amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.
BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation
(“Pengrowth” or the “Corporation”) is
a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

2.
SIGNIFICANT ACCOUNTING POLICIES

BASIS OF
PRESENTATION

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards
(“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

The Consolidated Financial Statements were authorized for release by the Board of Directors on February 28, 2013.

PROPERTY, PLANT AND EQUIPMENT (“PP&E”) AND EXPLORATION AND EVALUATION (“E&E”) ASSETS

Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets

Costs of exploring for and evaluating oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E&E assets are
not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Property, Plant and Equipment

PP&E is stated at cost;
less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

Subsequent Costs

Costs incurred subsequent to
the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

46

PENGROWTH 2012 Financial Results

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property.

Dispositions

Gains or losses are recognized in the Consolidated Statements of Income on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations.

Depletion and Depreciation

The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development capital necessary to bring those reserves into production. Future development capital is estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the “best estimate” of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases.

For other assets, depreciation is recognized in the Consolidated Statements of
Income using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

• Office equipment

60 months

• Leasehold improvements and finance leases

Lease term/Useful life

• Computers

36 months

• Deferred hydrocarbon injectants

24 months

Depreciation methods, useful lives and residual values are reviewed annually.

Farmouts

Under IFRS, farmouts are considered a disposition
of a partial interest in a property. The proceeds on the disposition is the capital spent, or estimated to be spent, by the farmee in order to earn the interest. The difference between the estimated capital and the carrying value of the disposed interest would be recorded as a gain or loss on disposition on the Consolidated Statements of Income. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth would record a gain or loss on disposition.

If the farm-out results in a Gross Overriding Royalty (“GOR”) being retained by Pengrowth, rather than a working interest, a value is assigned to the GOR which then represents the deemed proceeds.

LEASED ASSETS

Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of
Income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

PENGROWTH 2012 Financial Results

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease.
This will be the case if the following two criteria are met:

•

The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•

The arrangement contains the right to use the asset(s).

GOODWILL AND BUSINESS COMBINATIONS

Goodwill

Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment.

Goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income.

IMPAIRMENT

Non-Financial Assets

Property, Plant and Equipment

For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets – cash generating unit (the “CGU”).

CGUs are tested for impairment at least annually or when there is an indication of impairment, such as decreased commodity prices or downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income.

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. However, for properties such as Pengrowth’s, these amounts are generally the same. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves.
Undeveloped land and contingent resources are also considered in the recoverable amount.

Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

Exploration and Evaluation Assets

E&E assets are tested for impairment where there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include the decision to no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could include any surplus from PP&E impairment testing of related CGUs. The impairment of E&E assets and any eventual impairment thereof would be recognized in the Consolidated Statements of Income.

Goodwill

For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the CGU or groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the
CGU or CGUs. An impairment loss in respect of goodwill cannot be reversed.

48

PENGROWTH 2012 Financial Results

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in
respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the Consolidated Statements of Income. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Consolidated Statements of Income.

PROVISIONS

A provision is recognized if, as a
result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)

Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the
ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated remediation trust fund accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project
(“SOEP”). These funds are reflected in Other Assets on the Consolidated Balance Sheets.

Contract & Other Liabilities Provision

Pengrowth
assumed firm pipeline commitments in conjunction with certain prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

Pengrowth also categorizes any finance lease transactions within this grouping.

DEFERRED INCOME TAXES

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the Consolidated Statements of Income except to the extent that it relates to items recognized directly in equity.

Current tax is the
expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that
tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

PENGROWTH 2012 Financial Results

SHARE BASED COMPENSATION PLANS

Pengrowth has share based compensation plans, which are described in Note 14. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expenses associated with the share based compensation plans are recognized in the Consolidated Statements of Income over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the estimated fair value.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Consolidated Statements of Income as other (income) expense.

Bank indebtedness, accounts
payable, dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives must be classified as held for trading and measured at fair value with changes in fair value over a reporting period recognized in net income.

The receipts or payments arising from derivative commodity contracts are included in oil and gas sales, while unrealized gains and losses are presented as a separate caption under revenues.

The receipts or payments arising from derivative power and interest rate contracts are included in operating expenses and interest expense. The unrealized gains and losses on derivative power and interest rate contracts are included in other (income) expense and interest expense.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange
(gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses are recognized in net income.

JOINTLY CONTROLLED OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

50

PENGROWTH 2012 Financial Results

RELATED PARTIES

Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 22 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

EQUITY INVESTMENT

Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

ESTIMATES

The preparation of financial statements
requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are described below:

Estimating oil and gas reserves

Pengrowth engages a
qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of goodwill and oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of CGUs

The recoverability of development and
production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgement. The asset composition of a CGU can directly impact the recoverability of the assets included therein.
In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligations

Pengrowth estimates
obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of future expenses, estimated logistics of performing abandonment work and the discount rate used to calculate the present value of future expenses would have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

The impairment testing of PP&E is
completed at least annually for each CGU, and is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land and contingent resources are also considered. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

PENGROWTH 2012 Financial Results

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts.
Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates,
Pengrowth would be required to record an additional expense.

NET INCOME PER SHARE

Basic net income per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income per share amounts includes the dilutive effect of common share rights and options, deferred entitlement share units and other share units under the new long term incentive plans using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period.

The
dilutive effect of convertible debentures is calculated using net income for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

CASH AND TERM
DEPOSITS

Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

COMPARATIVE FIGURES

As required under IFRS,
changes in the accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.

3.
RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Policies
adopted January 1, 2013

Pengrowth adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of
Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011) and IFRS 13 Fair Value Measurement, with a date of initial application of January 1, 2013.

The adoption of these standards on January 1, 2013 will have no impact on the amounts recorded in the Corporation’s Consolidated Financial Statements.

IFRS 10: Consolidated Financial Statements (“IFRS 10”)

IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Corporation controls the investee on the basis of de facto circumstances. Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases.

On January 1, 2013, the Corporation had wholly owned subsidiaries, none of which hold any significant assets (holding companies). The determination of whether to consolidate these entities does not involve any significant judgments or assumptions. There are no significant restrictions on the ability of the Corporation to access or use the assets, and settle the liabilities of the Corporation and its subsidiaries except for customary limitations in the Corporation’s credit facility (i.e. notification of significant dispositions).

IFRS 11:
Joint Arrangements (“IFRS 11”)

Joint arrangements are arrangements of which the Corporation has joint control, established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangements’ returns. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures depending on the
Corporation’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Corporation considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangement and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

52

PENGROWTH 2012 Financial Results

The Corporation has no joint arrangements under IFRS 11. A significant portion of the Corporation’s oil and gas activities are conducted with others, however, these are considered jointly controlled assets and are outside the scope of IFRS 11. These Consolidated Financial Statements reflect only the Corporation’s proportionate share of the related assets, obligations, revenue and expenses of jointly controlled assets.

IFRS 12: Disclosures of Interests in Other Entities (“IFRS 12”)

IFRS 12 sets out certain disclosures that are required relating to interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Corporation does not have any investments that are not consolidated nor has it entered into any joint arrangements or structured entities.

IFRS 13: Fair Value Measurement (“IFRS 13”)

IFRS 13 defines fair value, sets out a single standard
framework for measuring fair value and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 is applied prospectively to fair value measurements occurring on or after January 1, 2013. The additional disclosure requirements of IFRS 13 are also applied prospectively and will be presented, as relevant, in the 2013 interim and annual financial statements.

Accounting policies not yet adopted

IFRS 9: Financial Instruments (“IFRS 9”)

IFRS 9 is expected to be published in three parts. The first part, Phase 1 – classification and measurement of financial instruments (“IFRS 9, Phase 1”), was published in October 2010.

IFRS 9, Phase
1, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. IFRS 9, Phase 1 simplifies measurement of financial assets by classifying all financial assets as those being recorded at amortized cost or being recorded at fair value. For financial assets recorded at fair value, any change in the fair value would be recognized in net income. IFRS 9, Phase 1, is required to be adopted for years beginning on or after January 1, 2015 although earlier adoption is allowed. Pengrowth has not made any decision as to early adoption and based on a preliminary assessment this standard should not have a material impact on Pengrowth.

Amendments to IAS 32 Financial Instruments: Presentation (“IAS 32”) and IFRS 7: Financial Instruments: Disclosures (“IFRS 7”)

Offsetting Financial Assets and Financial Liabilities: Amendments to IAS 32 and IFRS 7, was published in December 2011. The amendments to IAS 32 clarify the requirements for offsetting financial instruments. The amendments to IFRS 7 introduce new disclosure requirements for financial assets and financial liabilities that are offset in the Consolidated Balance Sheets, or are subject to enforceable master netting arrangements or similar agreements.

The amendment to IFRS 7 is applied retrospectively for annual periods beginning on or after January 1, 2013, while amendments to IAS 32 is applied retrospectively for annual periods beginning on or after January 1, 2014. Pengrowth has not made any decision as to early adoption of IAS 32 and it is expected that these standards will not have a material impact on Pengrowth.

4.
BUSINESS COMBINATIONS

NAL ENERGY CORPORATION

Pengrowth and NAL Energy Corporation (“NAL”)
completed a business combination on May 31, 2012 (the “Combination”) where Pengrowth acquired all of the outstanding common shares of NAL in exchange for 0.86 of a Pengrowth share per NAL share. The Combination resulted in the issuance of 131.2 million common shares of Pengrowth to former NAL shareholders, as well as the assumption by Pengrowth of NAL’s convertible debentures and long term debt. Pengrowth’s share price on the date that the transaction was announced on March 22, 2012, was $9.95 per share. The share price on the closing date, which is the price Pengrowth is required to use to value the shares issued in the Combination, was $7.36 per Pengrowth share.

NAL was a publicly traded petroleum and natural gas company with operations in
Alberta, British Columbia, Saskatchewan and Ontario. Pengrowth acquired NAL to enable growth opportunities that result from a larger, stronger and more diverse company through enhanced exposure to light oil plays.

PENGROWTH 2012 Financial Results

The transaction was accounted for using the acquisition method based on fair values as follows:

Acquired net assets:

Property, plant and equipment

$
1,748,032

Derivative instruments

16,209

Inventory

2,487

Convertible debentures

(348,975
)

Bank debt

(219,061
)

Working capital deficiency

(46,936
)

Asset retirement obligations

(46,981
)

Deferred tax liability

(65,516
)

Gain on acquisition

(73,538
)

$
965,721

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. The deferred tax liability was determined based on applying Pengrowth’s effective deferred income tax rate of approximately 25 percent to the difference between the book and tax basis of the net assets acquired. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 2 percent and a discount rate of 8 percent were used.

The gain on acquisition amounted to $73.5 million and is recorded as a separate line item on the Consolidated Statements of Income. The gain is due in large part to a decline in Pengrowth’s share price from the date the transaction was announced to the closing date, and has no basis for tax purposes. As part of finalizing certain balances, Pengrowth decreased the previously recorded working capital deficiency by $5.7 million resulting in an adjustment to the gain on acquisition which will be reflected in the second quarter of 2012 comparative figures. The fair value of receivables included in the working capital deficiency was $44.2 million.

The Consolidated Financial Statements include the results of operations and cash flows from NAL subsequent to the closing date of May 31, 2012.
Proforma revenues net of royalties and net income for the combined entity for the period January 1, 2012 to December 31, 2012 would have been approximately $1.4 billion and $13.0 million, respectively.

Revenue net of royalties contributed by NAL since the acquisition for the period June 1, 2012 to December 31, 2012 was $201.9 million. Net income contributed by NAL in this period is not determinable, as the results of NAL’s operations were combined effective June 1, 2012. Transaction costs relating to the business combination in the amount of $21.5 million were incurred by
Pengrowth to December 31, 2012, and are included in the other (income) expense line in the Consolidated Statements of Income.

For the period from
closing on May 31, 2012 to August 31, 2012, certain administrative functions affecting the acquired NAL properties were transferred from the former administrating management company (the
“Manager”) to Pengrowth. In this transition period, Pengrowth paid its portion of the Manager’s general and administrative costs, as determined by NAL’s share of production under management.

LOCHEND CARDIUM

Pengrowth purchased properties in the Lochend Cardium area of Alberta on November 2, 2012 for $61.4 million adding approximately 530 boe/d with more optimization of this production expected in early 2013. The assets acquired complement and consolidate Pengrowth’s position in this light oil resource play.

The transaction was accounted for by the
acquisition method based on fair values as follows:

Acquired net assets:

Property, plant and equipment

$
61,805

Asset retirement obligation

(366
)

$
61,439

The estimated fair value of property, plant and equipment was determined using internal estimates. The asset retirement obligation was determined using Pengrowth’s estimated timing and costs to remediate, reclaim and abandon the wells and facilities. An inflation rate of 1.5 percent and a discount rate of 8 percent were used.

54

PENGROWTH 2012 Financial Results

5.
OTHER ASSETS

As at

December 31, 2012

December 31, 2011

Remediation trust funds

$
53,806

$
49,712

Other investment

20,000

35,000

$
73,806

$
84,712

REMEDIATION TRUST FUNDS

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2012 the carrying value of the Judy Creek remediation trust fund was $7.5 million (December 31, 2011 – $8.2 million).

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities.
Pengrowth currently makes a monthly contribution to the fund of $0.52/MMBtu of its share of natural gas production and $1.04/bbl of its share of natural gas liquids production from SOEP. The investment in the SOEP fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2012 the carrying value of the SOEP remediation trust fund was $46.3 million (December 31, 2011 – $41.5 million).

The following reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds

Balance, January 1, 2011

$
42,115

Contributions

5,136

Remediation expenditures from funds

(1,095
)

Investment income

1,989

Unrealized gain

1,567

Balance, December 31, 2011

$
49,712

Contributions

3,933

Remediation expenditures from funds

(1,480
)

Investment income

2,350

Unrealized loss

(709
)

Balance, December 31, 2012

$
53,806

OTHER INVESTMENT

Pengrowth owns 1.0 million shares of a private corporation with an estimated fair value of $20 million. This investment is classified as fair value through profit or loss. The fair value is based in part on recent trading activity in the private company. Pengrowth owns a minority interest in and does not have significant influence over the private corporation.

As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares. Therefore, it is uncertain if Pengrowth could realize this value in an open market and, as such, the fair value is subject to revision. The fair value has decreased to $20 million as at December 31, 2012 (December 31, 2011 – $35 million), resulting in an unrealized loss of $15 million for the year ended December 31, 2012 (December 31, 2011 – $23 million gain).

PENGROWTH 2012 Financial Results

6.
PROPERTY, PLANT AND EQUIPMENT

Cost or Deemed Cost

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2011

$
4,138,502

$
64,686

$
4,203,188

Expenditures on property, plant and equipment

534,297

5,152

539,449

Property acquisitions

10,623

–

10,623

Transfers from exploration and evaluation assets

26,313

–

26,313

Change in asset retirement obligations

215,360

–

215,360

Divestitures

(7,340
)

–

(7,340
)

Balance, December 31, 2011

$
4,917,755

$
69,838

$
4,987,593

Expenditures on property, plant and equipment

421,755

4,382

426,137

Acquisitions through business combinations

1,809,837

–

1,809,837

Property acquisitions

51,780

–

51,780

Change in asset retirement obligations

167,936

–

167,936

Divestitures

(19,764
)

–

(19,764
)

Balance, December 31, 2012

$
7,349,299

$
74,220

$
7,423,519

Accumulated depletion, amortization and impairment losses

Oil and natural gas assets

Other equipment

Total

Balance, January 1, 2011

$
423,661

$
41,511

$
465,172

Depletion and amortization for the period

430,053

7,870

437,923

Impairment loss

11,121

–

11,121

Divestitures

(1,057
)

–

(1,057
)

Balance, December 31, 2011

$
863,778

$
49,381

$
913,159

Depletion and amortization for the period

560,240

7,075

567,315

Impairment loss

29,976

–

29,976

Divestitures

(3,073
)

–

(3,073
)

Balance, December 31, 2012

$
1,450,921

$
56,456

$
1,507,377

Carrying Amount

Oil and natural gas assets

Other equipment

Total

As at December 31, 2012

Current

$
317,268

$
–

$
317,268

Long term

5,581,110

17,764

5,598,874

$
5,898,378

$
17,764

$
5,916,142

As at December 31, 2011

Long term

$
4,053,977

$
20,457

$
4,074,434

During the year ended December 31, 2012, approximately $10.1 million (December 31, 2011 – $15.8 million) of directly attributable general and administrative costs were capitalized to PP&E.

During the year ended December 31, 2012, $9.9 million of gains were recorded on divestitures (December 31, 2011 – $12.6 million).

ASSETS HELD FOR SALE

During the fourth quarter of 2012, Pengrowth announced that it had an agreement in place to sell its 10.01952 percent working interest in its non-operated Weyburn property. Total proceeds, prior to closing adjustments, will be $315 million. The sale is expected to close in early March 2013.

56

PENGROWTH 2012 Financial Results

The $317.3 million carrying value of the Weyburn properties is presented as assets held for sale and classified as current assets on the Consolidated Balance Sheets. The related ARO liability of $3.4 million is presented as liabilities associated with assets held for sale and classified as current liabilities on the Consolidated Balance Sheets.

IMPAIRMENT TESTING

IFRS requires an impairment
test to assess the recoverable value of the PP&E within each CGU whenever there is an indication of impairment. Impairment tests were performed at December 31, 2011, June 30, 2012 and December 31, 2012. The recoverable amounts of each CGU was based on the higher of value in use or fair value less costs to sell.

The estimates of the recoverable amounts were determined
based on the following information:

(a)
The net present value of the CGU’s oil and gas reserves using;

i.
Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator,

ii.
The commodity price forecast of Pengrowth’s independent reserves evaluator,

iii.
Discounted at an estimated market rate.

(b)
The fair value of undeveloped land.

(c)
The fair value of contingent resources estimated by Management and Pengrowth’s independent reserves evaluator.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b)
Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate cost of capital for potential acquirers of
Pengrowth or Pengrowth’s CGUs. Changes in the general economic environment could result in significant changes to this estimate.

(d)
Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

(e)
Contingent resources. Assumptions that are valid at the time of contingent resource estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated.

The impairment tests carried out were based on a discount rate of 8 percent, and an inflation rate of 2 percent.

Below are the forward commodity price estimates used in the December 31, 2012 impairment test:

Year

WTI oil
(1) (U.S.$/bbl)

Foreign exchange rate (U.S.$/Cdn$)

Edmonton light crude oil (1) (Cdn$/bbl)

AECO gas (1) (Cdn$/MMBtu)

2013

90.00

1.00

85.00

3.38

2014

92.50

1.00

91.50

3.83

2015

95.00

1.00

94.00

4.28

2016

97.50

1.00

96.50

4.72

2017

97.50

1.00

96.50

4.95

2018

97.50

1.00

96.50

5.22

2019

98.54

1.00

97.54

5.32

2020

100.51

1.00

99.51

5.43

2021

102.52

1.00

101.52

5.54

2022

104.57

1.00

103.57

5.64

Thereafter

+ 2.0 percent/yr

1.00

+ 2.0 percent/yr

+ 2.0 percent/yr

(1)
Prices represent forecasted amounts as at January 1, 2013 by Pengrowth’s independent reserves evaluator.

PENGROWTH 2012 Financial Results

Based on the impairment tests carried out, there were no additional impairments to record at December 31,
2012. The impairment test is sensitive to lower commodity prices, which have been under significant downward pressure in recent periods, particularly natural gas prices. Further declines in commodity prices in 2013 could result in additional impairment charges as the cushions in the CGU impairment tests have been eroded by price decreases.

At June 30 2012, the carrying value of the
producing Groundbirch CGU exceeded the fair value less costs to sell and an impairment of $30.0 million on PP&E was recognized.

At
December 31, 2011, the carrying value of the producing Groundbirch CGU exceeded the fair value less costs to sell and an impairment was recognized for $27.4 million. As a result, the full amount of goodwill attributed to the producing
Groundbirch CGU was eliminated, thereby reducing goodwill by $16.2 million. The related PP&E was reduced by $11.1 million.

The impairments noted
above may be reversed if the fair value of the producing Groundbirch CGU increases in future periods; however the impairment of goodwill attributed to the producing Groundbirch CGU cannot be reversed.

7.
EXPLORATION AND EVALUATION ASSETS

Cost or Deemed Cost

Balance, January 1, 2011

$
511,569

Additions

78,495

Transfers to property, plant and equipment

(26,313
)

Balance, December 31, 2011

$
563,751

Additions

48,240

Impairment loss

(48,328
)

Balance, December 31, 2012

$
563,663

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Additions represent Pengrowth’s share of costs incurred on E&E assets during the period. E&E assets consist mainly of costs associated with the Lindbergh project and the undeveloped portion of
Groundbirch.

Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to property, plant and equipment.

There were no amounts transferred to property, plant and equipment during the year ended December 31, 2012. During 2011, the amounts transferred related to the producing sections of the Grounbirch property. During 2012, the Lindbergh project remained in E&E as Pengrowth worked on achieving technical feasibility and demonstrating commercial viability, including receiving all of the necessary environmental and regulatory approvals. Thus, all production from the Lindbergh pilot project was not included in production volumes and any net revenue received from production was not recognized in income while the project remained classified as an E&E Asset. During the year ended December 31, 2012, the revenues, net of royalties and production costs, capitalized to the Lindbergh pilot project were $4.9 million (December 31, 2011 – nil).

Subsequent to December 31, 2012, the Board of Directors sanctioned the first 12,500 bbl/d of the Lindbergh project.

During the year ended December 31, 2012, $1.5 million (December 31, 2011 – $1.6 million) of directly attributable general and administrative costs related to exploration and evaluation activities were capitalized.

IMPAIRMENT OF E&E ASSETS

During the second quarter of 2012, it was determined that there will be no future drilling in the Horn River area due to low natural gas prices and a lack of infrastructure. Accordingly, there will be no additional capital spent to hold Pengrowth’s existing leases in the area, the majority which will now be left to expire. As a result, the carrying value of the Horn River assets was written down to nil, resulting in an impairment of $48.3 million on E&E assets at June 30, 2012.

Subsequent to June 30, 2012 there have been no
indications of impairment requiring Pengrowth to perform an impairment test.

58

PENGROWTH 2012 Financial Results

8.
GOODWILL

The following table reconciles Pengrowth’s
Goodwill:

Cost or Deemed Cost

Balance, January 1, 2011

$
716,891

Impairment

(16,239
)

Balance, December 31, 2011

$
700,652

Balance, December 31, 2012

$
700,652

Goodwill is stated at cost less accumulated impairment. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E. At December 31, 2012 an impairment test was performed, with no impairments to goodwill recorded. At December 31, 2011 the carrying value of the
Groundbirch CGU exceeded the fair value less costs to sell, and an impairment was recognized for $27.4 million. As a result, goodwill attributed to the Groundbirch CGU was reduced by $16.2 million to NIL and the corresponding PP&E was reduced by
$11.1 million. The impairment of goodwill attributed to Groundbirch cannot be reversed.

The carrying value of goodwill at December 31, 2012 is
$701 million. Approximately $130 million is attributable to the Swan Hills area CGU as it relates directly to the purchase of the Carson Creek property in 2006. The remaining goodwill is not attributed to any specific CGU thus this value is supported by the excess recoverable amount over the carrying value of certain of Pengrowth’s CGUs.

9.
CONVERTIBLE DEBENTURES

In connection with the business
combination with NAL, Pengrowth assumed $349 million of subordinated convertible debentures, which were issued in three different series. These debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

Pengrowth was required to make offers to purchase all of the outstanding NAL 6.75 percent Debentures and NAL 6.25 percent Series A Debentures at a price equal to
101 percent of the respective principal amounts plus accrued and unpaid interest, and all of the outstanding NAL 6.25 percent Series B Debentures at a price equal to 100 percent of the principal amount thereof plus accrued and unpaid interest. As a result, on June 22, 2012, Pengrowth purchased $50.5 million of debenture principal for $52.1 million, which included accrued interest of $0.9 million and a premium of $0.7 million.

The convertible debentures are classified as a non-current liability on the Consolidated Balance Sheets and the debt premium accretes over time to the principal amount owing on maturity. No value has been ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

On August 31, 2012, $59.5 million of debentures matured and were settled in cash, leaving two series outstanding at December 31, 2012. The following table summarizes each series as well as the activity associated with the convertible debentures from the date of acquisition to December 31, 2012:

Series

6.75%

Series A-6.25%

Series B-6.25%

Maturity date

Aug 31, 2012

Dec 31, 2014

Mar 31, 2017

Conversion price (per Pengrowth share)

$
16.28

$
19.19

$
11.51

Total

Balance, June 1, 2012

$
80,565

$
117,645

$
150,765

$
348,975

Redeemed

(20,221
)

(17,137
)

(13,157
)

(50,515
)

Premium released upon redemption

(208
)

(394
)

(67
)

(669
)

Premium accretion

(613
)

(520
)

(85
)

(1,218
)

Matured

(59,523
)

–

–

(59,523
)

Balance, December 31, 2012

$
–

$
99,594

$
137,456

$
237,050

Face value, December 31, 2012

$
–

$
97,863

$
136,843

$
234,706

PENGROWTH 2012 Financial Results

10.
LONG TERM DEBT AND BANK INDEBTEDNESS

As at

December 31, 2012

December 31, 2011

U.S. dollar denominated senior unsecured notes:

50 million at 5.47 percent due April 2013

$
49,735

$
50,799

71.5 million at 4.67 percent due May 2015

70,933

72,423

400 million at 6.35 percent due July 2017

396,838

405,429

265 million at 6.98 percent due August 2018

262,757

268,452

35 million at 3.49 percent due October 2019

34,619

–

115.5 million at 5.98 percent due May 2020

114,385

116,865

105 million at 4.07 percent due October 2022

103,849

–

195 million at 4.17 percent due October 2024

192,858

–

$
1,225,974

$
913,968

  U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December
2015

80,682

78,718

  U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October
2019

24,126

–

  Canadian dollar 15 million senior unsecured notes at 6.61 percent due
August 2018

15,000

15,000

  Canadian dollar 25 million senior unsecured notes at 4.74 percent due
October 2022

24,851

–

Canadian dollar revolving credit facility borrowings

160,000

–

Total long term debt

$
1,530,633

$
1,007,686

Current

$
49,735

$
–

Long term

1,480,898

1,007,686

$
1,530,633

$
1,007,686

Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The facility matures on November 29, 2015 and can be renewed at Pengrowth’s discretion any time prior to its maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity.

This
facility carries floating interest rates that are expected to range between 2.0 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items.
At December 31, 2012, the available facility was reduced by drawings of $160 million (December 31, 2011 - nil) and letters of credit in the amount of approximately $28 million (December 31, 2011- $24 million) were outstanding.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2012, this facility was undrawn (December 31, 2011 -
nil) and reduced by approximately $0.9 million of outstanding letters of credit (December 31, 2011 – $1.5 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness.

As of December 31, 2012, an unrealized cumulative foreign exchange gain of $59.3 million (December 31, 2011 –
$42.8 million gain) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2012, an unrealized cumulative foreign exchange gain of $32.7 million (December 31, 2011 - $35.1 million gain) has been recognized on the U.K. pound sterling denominated term notes since inception. See Note 18 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2013 -
$49.7 million, 2014 - NIL, 2015 - $311.6 million, 2016 - NIL, 2017- $396.8 million.

60

PENGROWTH 2012 Financial Results

11.
PROVISIONS

Provisions are composed of ARO and contract
liabilities. The following provides a continuity of the ARO and contract liabilities for the following periods:

Asset retirement obligations

Contract & Other liabilities

Total

Balance, January 1, 2011

$
447,068

$
7,952

$
455,020

Provisions made during the period

7,789

–

7,789

Provisions on dispositions

(1,151
)

–

(1,151
)

Provisions settled

(21,939
)

–

(21,939
)

Revisions due to discount rate changes

206,554

–

206,554

Other revisions

6,932

–

6,932

Accretion (amortization)

15,618

(1,676
)

13,942

Balance, December 31, 2011

$
660,871

$
6,276

$
667,147

Assumed in business combinations

47,347

–

47,347

Provisions made during the period

4,802

2,030

6,832

Provisions on acquisitions

30,893

–

30,893

Provisions on dispositions

(5,511
)

–

(5,511
)

Revisions due to discount rate changes (1)

178,134

–

178,134

Provisions settled

(27,575
)

–

(27,575
)

Other revisions

(40,382
)

–

(40,382
)

Accretion (amortization)

20,366

(1,648
)

18,718

Balance, December 31, 2012

$
868,945

$
6,658

$
875,603

(1)

Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balances assumed in the NAL and Lochend business combinations. The offset is recorded in property plant and equipment.

As at December 31, 2012

Current (1)

$
24,050

$
2,034

$
26,084

Long term

844,895

4,624

849,519

$
868,945

$
6,658

$
875,603

(1)
Includes current liability related to ARO for Weyburn assets held for sale of $3.4 million.

As at December 31, 2011

Current

$
18,500

$
1,649

$
20,149

Long term

642,371

4,627

646,998

$
660,871

$
6,276

$
667,147

The following assumptions were used to estimate the ARO liability:

As at

December 31, 2012

December 31, 2011

Total escalated future costs ($ millions)

2,414

1,845

Discount rate, per annum

2.5%

2.5%

Inflation rate, per annum

1.5%

1.5%

These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077.

CONTRACT & OTHER LIABILITIES

Pengrowth
assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

Provisions made during the period relate to a finance lease transaction.

PENGROWTH 2012 Financial Results

12.
DEFERRED INCOME TAXES

A reconciliation of the deferred
income tax (reduction) expense calculated based on the Income (Loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

Year ended December 31

2012

2011

Income (loss) before taxes

$
(19,299
)

$
106,860

Combined federal and provincial tax rate

25.32%

26.86%

Expected income tax (reduction) expense

$
(4,887
)

$
28,703

Foreign exchange (gain) loss (1)

(1,647
)

2,781

Effect of change in corporate tax rate

(415
)

(10,026
)

(Gain) loss on investments

1,899

(3,089
)

Gain on acquisition (2)

(18,620
)

–

Reduction in prior periods unrecognized tax benefits

(13,460
)

–

Impairment on goodwill

–

4,362

Other non-deductible including stock based compensation and NAL acquisition costs

5,147

(403
)

Deferred income tax (reduction) expense

$
(31,983
)

$
22,328

(1)
Reflects the 50% non-taxable portion of foreign exchange gains and losses.

(2)
Reflects the gain on acquisition relating to the business combination with NAL.

The deferred income tax rate applied to the temporary differences in 2012 and 2011 was 25.3 and 25.4 percent respectively, compared to the combined federal and provincial statutory rates of 25.3 percent and 26.9 percent for the 2012 and 2011 taxation years. The general combined federal and provincial tax rate decreased due to a reduction in the federal rate from 16.5 percent in 2011 to 15.0 percent in 2012.

The net deferred income tax liability is comprised of:

As at

December 31, 2012

December 31, 2011

Deferred tax liabilities associated with:

Property, plant and equipment and E&E assets

$
(718,479
)

$
(544,273
)

Long term debt

(10,661
)

(8,699
)

$
(729,140
)

$
(552,972
)

Less deferred tax assets associated with:

Non-capital losses

208,295

104,194

Convertible debentures

593

–

Share issue costs

4,888

5,106

Provisions

221,162

169,198

Risk management contracts

2,928

16,636

Net deferred tax liability

$
(291,274
)

$
(257,838
)

In calculating the deferred income tax liability in 2012, Pengrowth included $832.8 million (2011 – $420.9 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2025 and 2031.

Deferred tax assets
have not been recognized with respect to the following items:

As at

December 31, 2012

December 31, 2011

Deductible temporary differences

$
25,510

$
25,510

Tax losses

16,711

16,711

$
42,221

$
42,221

62

PENGROWTH 2012 Financial Results

A continuity of the net deferred income tax asset (liability) for 2012 and 2011 is detailed in the following tables:

Movement in temporary differences during the year

Balance Jan 1, 2012

Recognized in profit or loss

Recognized directly in equity

Acquired in business combinations

Balance Dec 31, 2012

Property, plant and equipment and E&E assets

$
(544,273
)

$
(17,520
)

$
–

$
(156,686
)

$
(718,479
)

Convertible debentures

–

(478
)

–

1,071

593

Long term debt

(8,699
)

(1,962
)

–

–

(10,661
)

Share issue costs

5,106

(2,191
)

97

1,876

4,888

Non-capital losses

104,194

23,669

–

80,432

208,295

Provisions

169,198

40,069

–

11,895

221,162

Risk management contracts

16,636

(9,604
)

–

(4,104
)

2,928

$
(257,838
)

$
31,983

$
97

$
(65,516
)

$
(291,274
)

Movement in temporary differences during the year

Balance Jan 1, 2011

Recognized in profit or loss

Recognized directly in equity

Balance Dec 31, 2011

Property, plant and equipment and E&E assets

$
(470,796
)

$
(73,477
)

$
–

$
(544,273
)

Long term debt

(19,820
)

11,121

–

(8,699
)

Share issue costs

5,163

(3,241
)

3,184

5,106

Non-capital losses

131,222

(27,028
)

–

104,194

Provisions

107,892

61,306

–

169,198

Risk management contracts

7,645

8,991

–

16,636

$
(238,694
)

$
(22,328
)

$
3,184

$
(257,838
)

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of
Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows.

No current income taxes were paid by Pengrowth in
2012 and 2011.

13.
SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue
an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

2012

2011

Number of common shares

Amount

Number of common shares

Amount

Balance, beginning of year

360,282,162

$
3,525,222

326,024,040

$
3,171,719

Share based compensation (cash exercised)

71,890

450

542,083

3,540

Share based compensation (non-cash exercised)

895,357

7,529

368,994

4,546

Issued for cash under Dividend Reinvestment Plan (DRIP)

8,289,603

60,170

5,037,045

54,698

Issued for cash under Premium Dividend Plan ™

11,025,949

75,777

–

–

Issued on NAL business combination

131,239,234

965,921

–

–

Issued for cash on equity issue

–

–

28,310,000

300,086

Share issue costs, net of tax of $97 (2011 – $3,184)

–

(288
)

–

(9,367
)

Balance, end of year

511,804,195

$
4,634,781

360,282,162

$
3,525,222

DIVIDEND REINVESTMENT PLAN

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan.

On January 3, 2012, Pengrowth announced that it had introduced a Premium Dividend™ program. The Premium Dividend™ program was suspended effective December 17, 2012.

PENGROWTH 2012 Financial Results

14.
SHARE BASED COMPENSATION PLANS

Pengrowth’s Long Term
Incentive Plan (“LTIP”) as described below is used to grant awards of share based compensation. Prior to January 1, 2011, Pengrowth had other long term incentive plans that are being phased out with no new awards to be issued under the previous long term incentive plans.

A rolling
maximum of 4.5 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at December 31, 2012, the number of shares issuable under the share based compensation plans, in aggregate, represents 1.2 percent of the issued and outstanding common shares, which is within the limit.

Share
based compensation expense is composed of the following:

Year ended December 31

2012

2011

Long term incentive plan

$
13,043

$
7,661

Previous long term incentive plan (1)

Deferred entitlement share unit plan

(284
)

3,709

Common share rights incentive plan

–

247

Total share based compensation

$
12,759

$
11,617

Amounts capitalized in the year

(493
)

(593
)

Share based compensation expense included in net income

$
12,266

$
11,024

(1)
  These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

LONG TERM INCENTIVE PLAN (“LTIP”)

Pengrowth’s LTIP has the following components:

(a)
Performance Share Units (“PSUs”)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs may be awarded to employees, officers and consultants. Shares issued in 2011 will be subject to a performance factor ranging from 50 percent to 200 percent of the number of shares granted plus the amount of reinvested notional dividends, while shares issued in 2012 will be subject to a performance factor ranging from 50 percent to 150 percent of the number of shares granted plus the amount of reinvested notional dividends.

(b)
Restricted Share Units (“RSUs”)

RSUs may be awarded to employees, officers and consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.

(c)
Deferred Share Units (“DSUs”)

DSUs are currently only issued to members of the Board of Directors. Each DSU entitles the holder to one common share plus reinvested notional dividends since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retain discretion with respect to the LTIP.

64

PENGROWTH 2012 Financial Results

The following provides a continuity of the LTIP:

2012

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of year

573,274

$
12.42

686,134

$
12.45

50,159

$
12.64

Granted

1,157,256

8.81

1,581,100

8.77

75,997

9.47

Forfeited

(117,469
)

11.26

(128,144
)

10.95

–

–

Exercised

(174
)

12.64

(303,579
)

11.77

–

–

Deemed DRIP (1)

110,928

10.91

122,532

10.71

9,637

11.11

Outstanding, end of year

1,723,815

$
9.98

1,958,043

$
9.57

135,793

$
10.76

(1)
Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

2011

PSUs

RSUs

DSUs

Number of share units

Weighted average price

Number of share units

Weighted average price

Number of share units

Weighted average price

Outstanding, beginning of year

–

$
–

–

$
–

–

$
–

Granted

637,000

12.44

882,267

12.49

47,468

12.64

Forfeited

(94,249
)

12.57

(117,527
)

12.58

–

–

Exercised

–

–

(119,487
)

12.64

–

–

Deemed DRIP (1)

30,523

12.56

40,881

12.58

2,691

12.64

Outstanding, end of year

573,274

$
12.42

686,134

$
12.45

50,159

$
12.64

(1)
Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

Compensation expense related to PSU, RSU, and DSU plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 10 to 25 percent for employees and 3 to 15 percent for officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.

For the year
ended December 31, 2012, Pengrowth recorded $13.0 million of compensation expense related to the LTIP units (December 31, 2011 – $7.7 million), based on the weighted average grant date fair value of $8.80 per share unit (December 31,
2011 – $12.46 per share unit). As at December 31, 2012, the amount of compensation expense to be recognized over the remaining vesting period was $15.4 million or $4.46 per share unit (December 31, 2011 – $8.8 million or $4.86 per share unit) subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.5 years.

PENGROWTH 2012 Financial Results

PREVIOUS LONG TERM INCENTIVE PLANS

(a)
Deferred Entitlement Share Units (“DESU”) Plan

The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from 0.5 to 2.0 times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitle the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

The following provides a continuity of the DESUs:

2012

2011

DESUs (1)

Number of DESUs

Weighted average price

Number of DESUs

Weighted average price

Outstanding, beginning of year

2,024,142

$
9.78

2,948,588

$
10.95

Forfeited

(102,313
)

10.54

(363,889
)

9.34

Exercised

(602,367
)

8.22

(249,504
)

11.14

Vested, no shares issued (2)

(392,448
)

6.63

(472,308
)

16.81

Deemed DRIP (3)

106,277

11.38

161,255

9.99

Outstanding, end of year

1,033,291

$
11.97

2,024,142

$
9.78

Composed of:

Performance related DESUs

501,711

$
11.22

1,307,474

$
8.44

Non-Performance related DESUs

531,580

12.67

716,668

12.21

Outstanding, end of year

1,033,291

$
11.97

2,024,142

$
9.78

(1)
  These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans.

(2)
2009 DEU grant vested in March 2012 with a performance multiplier of fifty percent.

(3)
Weighted average deemed DRIP price for accounting purposes is based on the average of the original grant prices.

Pengrowth recorded a recovery of compensation expense of ($0.3) million for the year ended December 31, 2012 related to the DESUs (December 31, 2011 –
$3.7 million expense). The recovery in 2012 related to a change in the performance multiplier for DESUs. As at December 31, 2012, the amount of compensation expense to be recognized over the remaining vesting period was approximately $0.3 million (December 31, 2011 – $3.7 million) or $0.37 per DESU (December 31, 2011 – $2.21 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 0.2 of a year (December 31, 2011 – 1.0 year).

(b)
Common Share Rights Incentive Plan

The trust unit rights
incentive plan that was effective when Pengrowth was a trust, was renamed on conversion to the common share rights incentive plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The common share rights incentive plan provides the holder the right to purchase common shares over a five year period. During the years ended December 31, 2012 and 2011 there were no exercise price reductions under this plan.

66

PENGROWTH 2012 Financial Results

The following provides a continuity of the common share rights:

2012

2011

Share unit options and rights (1)

Number outstanding

Weighted average price

Number outstanding

Weighted average price

Outstanding, beginning of year

2,217,274

$
12.96

3,583,766

$
12.70

Expired

(543,475
)

17.65

(319,174
)

19.40

Forfeited

(131,258
)

16.32

(505,235
)

14.27

Exercised

(71,890
)

6.26

(542,083
)

6.53

Outstanding, end of year

1,470,651

$
11.27

2,217,274

$
12.96

Composed of:

Share unit options

855,995

$
7.05

932,994

$
6.98

Share unit rights

614,656

17.13

1,284,280

17.30

Outstanding, end of year

1,470,651

$
11.27

2,217,274

$
12.96

(1)

These compensation plans were used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under these plans. The final tranche of share unit options and rights will expire in 2015.

The following table summarizes information about share unit rights and options outstanding and exercisable at December 31, 2012:

Options Range of exercise prices

Number outstanding

Weighted average remaining contractual life (years)

Weighted average exercise price

Number exercisable

Weighted average exercise price

$6.00 to $8.99

621,793

1.2

$
6.80

621,793

$
6.80

$9.00 to $11.99

234,202

1.5

9.51

234,202

9.51

855,995

1.3

$
7.05

855,995

$
7.05

Rights Range of exercise prices

Number outstanding

Weighted average remaining contractual life (years)

Weighted average exercise price

Number exercisable

Weighted average exercise price

$13.00 to $17.99

599,782

0.2

$
17.08

599,782

$
17.08

$18.00 to $25.99

14,874

0.3

19.37

14,874

19.37

614,656

0.2

$
17.13

614,656

$
17.13

There was no compensation expense related to the common share rights incentive plan recognized during the year ended
December 31, 2012, as the plan was fully expensed in 2011 (December 31, 2011 – $0.2 million). Common share options were exercised regularly over the year, the weighted average share price over the year ended December 31, 2012 was
$7.58 (December 31, 2011 – $11.76).

15.
OTHER CASH FLOW DISCLOSURES

CHANGE IN
NON-CASH OPERATING WORKING CAPITAL

Year ended December 31

Cash provided by (used for):

2012

2011

Accounts receivable

$
27,516

$
8,431

Accounts payable

(71,016
)

10,704

$
(43,500
)

$
19,135

PENGROWTH 2012 Financial Results

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Year ended December 31

Cash provided by (used for):

2012

2011

Accounts receivable

$
3,183

$
(3,183
)

Accounts payable, including capital accruals

10,326

21,240

$
13,509

$
18,057

DIVIDENDS PAID

Pengrowth paid $0.07 per share per month in dividends in each of January through July 2012, and $0.04 per share for the remaining months of the year for an aggregate annual cash dividend of $0.69 per share (December 31, 2011 – $0.07 per share per month, aggregate annual dividend of $0.84 per share).

16.
AMOUNTS PER SHARE

The following reconciles the weighted
average number of shares used in the basic and diluted net income per share calculations:

Year ended December 31

2012

2011

Weighted average number of shares – basic

447,231,785

332,181,500

Dilutive effect of share based compensation plans

2,276,750

2,655,804

Weighted average number of shares – diluted

449,508,535

334,837,304

For the year ended December 31, 2012, 1.5 million shares (December 31, 2011 – 1.3 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

Further, for the year ended December 31, 2012, 16.2 million (December 31, 2011 – nil) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net income per share calculation as their effect is anti-dilutive.

17.
CAPITAL DISCLOSURES

Pengrowth defines its capital as
shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.

Pengrowth’s goal over longer
periods is to modestly grow production and reserves on a debt adjusted per share basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of
Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (“Adjusted EBITDA”) and total debt to total capitalization. Pengrowth seeks to manage the ratio of total debt to trailing Adjusted EBITDA and total debt to total capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may dispose of non-core assets, adjust the level of capital spending, issue new debt, refinance existing debt, issue additional equity, or adjust the level of dividends paid to shareholders to reduce debt levels.

68

PENGROWTH 2012 Financial Results

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing Adjusted EBITDA and total debt to total capitalization are within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

As at

December 31, 2012

December 31, 2011

Long term debt

$
1,480,898

$
1,007,686

Convertible debentures

237,050

–

Working capital (surplus) deficiency (1)

(128,752
)

137,287

$
1,589,196

$
1,144,973

(1)
Includes assets and liabilities held for sale.

18.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Pengrowth’s
financial instruments are composed of accounts receivable, accounts payable, fair value of risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, bank indebtedness, convertible debentures and long term debt.

Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.

RISK MANAGEMENT OVERVIEW

Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks.
Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

The Board of Directors and management have overall
responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.

MARKET
RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of
Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

PENGROWTH 2012 Financial Results

Commodity Price Contracts

As at December 31, 2012, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:

Swaps

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Settlement Currency

Financial:

WTI

14,000

Jan 1, 2013 - Dec 31, 2013

$
94.41

Cdn

WTI

500

Jan 1, 2013 - Dec 31, 2013

$
100.95

US

WTI

3,500

Jan 1, 2014 - Dec 31, 2014

$
92.14

Cdn

Options

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Premium (Payable) Received

Settlement Currency

Financial:

WTI bought puts

4,000

Jan 1, 2013 - Dec 31, 2013

$
91.13

$ (9.34
)

Cdn

WTI sold calls

2,500

Jan 1, 2013 - Dec 31, 2013

$
110.00

$ 10.46

US

Natural Gas:

Swaps

Reference Point

Volume (MMBtu/d)

Remaining Term

Price per MMBtu

Settlement Currency

Financial:

AECO

118,003

Jan 1, 2013 - Dec 31, 2013

$ 3.26

Cdn

AECO

2,370

Apr 1, 2013 - Oct 31, 2013

$ 3.11

Cdn

NGI Chicago Index

12,500

Jan 1, 2013 - Dec 31, 2013

$ 3.83

Cdn

AECO

40,282

Jan 1, 2014 - Dec 31, 2014

$ 3.77

Cdn

NGI Chicago Index

5,000

Jan 1, 2014 - Dec 31, 2014

$ 4.27

Cdn

AECO

11,848

Jan 1, 2015 - Dec 31, 2015

$ 3.98

Cdn

NGI Chicago Index

2,500

Jan 1, 2015 - Dec 31, 2015

$ 4.45

Cdn

Collars

Price per MMBtu

Reference Point

Volume (MMBtu/d)

Remaining Term

Bought Puts

Sold Calls

Settlement Currency

Financial:

AECO

1,896

Jan 1, 2013 - Dec 31, 2013

$
2.64

$
3.22

Cdn

Commodity Price Sensitivity

Each Cdn $1/barrel change in future oil prices would result in approximately Cdn $6.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2012 (December 31, 2011 – Cdn $7.5 million). Similarly, each Cdn $0.25 /MMBtu change in future natural gas prices would result in approximately Cdn $17.3 million pre-tax change in the unrealized gain
(loss) on commodity risk management contracts (December 31, 2011 – Cdn $1.3 million).

As at close December 31, 2012, the AECO gas spot price
was $3.04/MMBtu (December 31, 2011 – $2.61/MMBtu), the WTI prompt monthly price was U.S. $91.82/barrel (December 31, 2011 – U.S. $98.83 /barrel).

70

PENGROWTH 2012 Financial Results

Power Price Contracts

As at December 31, 2012, Pengrowth had fixed the price applicable to future power costs as follows:

Power:

Reference Point

Volume (MW)

Remaining Term

  Price
per MWh

Settlement Currency

Financial:

AESO

5

Jan 1, 2013 - Dec 31, 2013

$
74.50

Cdn

AESO

5

Jan 1, 2014 - Dec 31, 2014

$
46.85

Cdn

As at close December 31, 2012, the Alberta power pool spot price was $17.23/MWh (December 31, 2011 – $45.44/MWh).
The average Alberta power pool price was $57.62/MWh for the month ended December 31, 2012 (December 31, 2011 – $51.26/MWh). The average Alberta power pool price was $64.32/MWh for the year ended December 31, 2012 (December 31, 2011
– $76.21/MWh).

Power Price Sensitivity

Each Cdn $1/MWh change in future power prices would result in approximately Cdn $0.1 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at December 31, 2012 (December 31, 2011 – Cdn $0.2 million).

Foreign Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of swap contracts and other derivatives in order to fix the foreign exchange rate on a portion of the U.S. dollar and all of the U.K. pound sterling denominated notes.

Foreign Exchange Contracts

U.K. Pound Sterling Denominated Term Debt

Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the
U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt. Pengrowth has two U.K. pound sterling note issuances outstanding. The 50 million U.K. pound sterling debt was issued in 2005 and is due December 2015. The 15 million U.K. pound sterling debt was issued in 2012 and is due October 2019. The exchange rate per Canadian dollar is fixed at 0.4976 on the 50 million U.K. pound sterling debt, and 0.63 on the 15 million
U.K. pound sterling debt.

U.S. Denominated Term Debt

A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Swaps-Buy U.S. dollars

Contract Type

Settlement Date

Amount (U.S. $ 000’s)

Fixed Rate ($1 Cdn = $ U.S.)

Swap

April 2013

50,000

1.01

Swap

May 2015

50,000

0.98

Swap

July 2017

240,000

0.97

Swap

August 2018

75,000

0.96

Swap

October 2019

15,000

0.94

Swap

May 2020

15,000

0.95

445,000

PENGROWTH 2012 Financial Results

Other Foreign Exchange Contracts

The following foreign exchange risk management contracts were outstanding at December 31, 2012. Unless stated otherwise, all transactions reference the Cdn/U.S. foreign exchange rates and settle against the
Bank of Canada monthly average noon rate. Each transaction requires Pengrowth to sell the notional U.S. dollars per the terms of each contract.

Options

Contract Type

Remaining Term

Notional Monthly Amount (U.S. $ 000’s)

Option Payout Range ($1 Cdn = $ U.S.)

Daily Premium (Cdn $ 000’s)

Option

Jan 1, 2013 - Sept 30, 2013

1,000

0.87 - 1.11

2.0

For each business day that the Bank of Canada noon rate settles outside of the option payout range, Pengrowth foregoes the premium for that day. When the Bank of Canada monthly average noon rate falls below the lower payout range, Pengrowth is obligated to sell the notional monthly amount at the lower rate.

Contract Type

Remaining Term

Notional Monthly Amount (U.S. $ 000’s)

Fade In Price ($1 Cdn = $ U.S.)

Average Strike Price ($1 Cdn = $ U.S.)

Participation Price ($1 Cdn = $ U.S.)

Option

Jan 1, 2013 - Sept 30, 2013

1,000

1.11

0.93

0.87

If the Bank of Canada monthly average noon rate is below the participation price, or between the strike and fade in price,
Pengrowth sells the notional amount at the strike price for that month. Alternatively, if the Bank of Canada monthly average noon rate rises above the fade in price, or between the strike and participating price, no transaction exists for that month.

Foreign Exchange Rate Sensitivity

Foreign Exchange on Foreign Denominated Term Debt

The
following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at December 31, 2012

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
12,370

$
650

Unrealized foreign exchange risk management gain or loss

$
4,570

$
747

Cdn $0.01 Exchange Rate Change

Foreign Exchange Sensitivity as at December 31, 2011

Cdn - U.S.

Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt

$
9,020

$
500

Unrealized foreign exchange risk management gain or loss

$
—

$
593

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility, as well as the interest rate derivative contracts, as the interest is based on floating interest rates.

72

PENGROWTH 2012 Financial Results

Interest Rate Contracts

The following interest rate swap contracts were outstanding at December 31, 2012. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts, Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR
(“Canadian Depository Offered Rate”).

Remaining Term

Notional Monthly Amount (Cdn $ millions)

Fixed Interest Rate (%)

Jan 2013 - Jan 2013

22

1.4%

Jan 2013 - Mar 2013

28

1.9%

Jan 2013 - Jan 2014

22

1.5%

Jan 2013 - Mar 2014

28

2.0%

Interest Rate Sensitivity

Interest Rate Contracts

As at December 31, 2012, if
interest rates had been 1 percent lower, with all other variables held constant, net income for the year would have been $0.3 million lower pre-tax (2011 – nil), due to the change in fair value of the derivatives contracts. An equal and opposite effect would have occurred to net income had interest rates been 1 percent higher.

Bank Interest Cost

As at December 31, 2012, Pengrowth had approximately $1.5 billion of current and non-current long term debt outstanding (December 31, 2011 – $1.0 billion)
of which $160 million was based on floating interest rates (December 31, 2011 – nil). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.6 million for the year ended December 31, 2012 (2011
– nil).

Summary of Gains and Losses on Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract bases. Realized and unrealized gains and losses are included in the Consolidated Statements of Income.

The following tables provide details of the fair
value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income:

As at and for the year ended December 31, 2012

Commodity contracts (1)

Power and Interest contracts (2)

Foreign exchange contracts (3)

Total

Current portion of risk management assets

$
11,674

$
–

$
1,244

$
12,918

Non-current portion of risk management assets

1,432

210

919

2,561

Current portion of risk management liabilities

(5,785
)

(710
)

(1,319
)

(7,814
)

Non-current portion of risk management liabilities

(349
)

(259
)

(18,625
)

(19,233
)

Risk management assets (liabilities), end of year

6,972

(759
)

(17,781
)

(11,568
)

Less: Risk management assets (liabilities) at beginning of year

(42,036
)

536

(24,097
)

(65,597
)

49,008

(1,295)

6,316

54,029

Less: Risk management assets (liabilities) acquired from NAL

18,432

(652
)

(1,571
)

16,209

Unrealized gain (loss) on risk management contracts for the year

30,576

(643
)

7,887

37,820

Realized gain (loss) on risk management contracts for the year

22,149

(1,413
)

(1,045
)

19,691

  Total unrealized and realized gain (loss) on risk management contracts for the year

$
52,725

$
(2,056
)

$
6,842

$
57,511

PENGROWTH 2012 Financial Results

As at and for the year ended December 31, 2011

Commodity contracts (1)

Power and Interest contracts (2)

Foreign exchange contracts (3)

Total

Current portion of risk management assets

$
–

$ 643

$ –

$
643

Current portion of risk management liabilities

(38,574
)

–

(1,179
)

(39,753
)

Non-current portion of risk management liabilities

(3,462
)

(107
)

(22,918
)

(26,487
)

Risk management assets (liabilities), end of year

(42,036
)

536

(24,097
)

(65,597
)

Less: Risk management assets (liabilities) at beginning of year

(2,085
)

870

(25,929
)

(27,144
)

Unrealized gain (loss) on risk management contracts for the year

(39,951
)

(334
)

1,832

(38,453
)

Realized gain (loss) on risk management contracts for the year

16,843

6,543

(593
)

22,793

Total unrealized and realized gain (loss) on risk management contracts for the year

$
(23,108
)

$ 6,209

$ 1,239

$
(15,660
)

(1)
  Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)
  Unrealized gains and losses are included in other (income) expenses and interest expense. Realized gains and losses are included in operating expenses and interest expense.

(3)
Unrealized and realized gains and losses are included as part of separate captions in expenses.

FAIR VALUE

The fair value of accounts receivable,
accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2012 and 2011.

Fair value measurements using:

As at December 31, 2012

Carrying amount

Fair value

Quoted prices in active markets (Level 1)

Significant other observable inputs (Level 2)

Significant unobservable inputs (Level 3)

Financial Assets

Remediation trust funds

$
53,806

$
53,806

$
53,806

$
–

$
–

Fair value of risk management contracts

15,479

15,479

–

15,479

–

Investment in private corporation

20,000

20,000

–

–

20,000

Financial Liabilities

Convertible debentures

237,050

237,361

237,361

–

–

U.S. dollar denominated senior unsecured notes

1,225,974

1,424,756

–

1,424,756

–

Cdn dollar senior unsecured notes

39,851

45,221

–

45,221

–

U.K. pound sterling denominated unsecured notes

104,808

116,458

–

116,458

–

Fair value of risk management contracts

27,047

27,047

–

27,047

–

74

PENGROWTH 2012 Financial Results

Fair value measurements using:

As at December 31, 2011

Carrying amount

Fair value

Quoted prices in active markets (Level 1)

Significant other observable inputs (Level 2)

Significant unobservable inputs (Level 3)

Financial Assets

Remediation trust funds

$
49,712

$
49,712

$
49,712

$
–

$
–

Fair value of risk management contracts

643

643

–

643

–

Investment in private corporation

35,000

35,000

–

–

35,000

Financial Liabilities

U.S. dollar denominated senior unsecured notes

913,968

1,075,196

–

1,075,196

–

Cdn dollar senior unsecured notes

15,000

16,836

–

16,836

–

U.K. pound sterling denominated unsecured notes

78,718

89,786

–

89,786

–

Fair value of risk management contracts

66,240

66,240

–

66,240

–

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2
Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract-by-contract basis. The derivative contracts fair values are all considered level two under the fair value hierarchy.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

Level 3 Fair Value Measurements

Investment in Private
Corporation – the fair value of the investment in Private Corporation is determined by considering several factors, including recent trading activity in the Private Corporation. The fair value of the investment has decreased to $20 million as at December 31, 2012 (December 31, 2011 – $35 million), resulting in an unrealized loss of $15 million in 2012 (December 31, 2011 – gain of $23 million).

CREDIT RISK

Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.

Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has three counterparties that individually account for more than ten percent of annual revenue. All of these counterparties are large, well-established companies supported by investment grade credit ratings.

PENGROWTH 2012 Financial Results

Pengrowth considers amounts over 90 days as past due. As at December 31, 2012, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2012 and 2011 and has no significant bad debt provision at December 31, 2012. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

The components of accounts receivable are as follows:

As at

December 31, 2012

December 31, 2011

Trade

$
178,895

$
163,977

Prepaid and other

18,612

19,837

$
197,507

$
183,814

LIQUIDITY RISK

Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2012

Carrying amount

Contractual cash flows

Year 1

Year 2

Years 3-5

More than 5 years

Convertible debentures

$
237,050

$
283,258

$
14,669

$
112,532

$
156,057

$
–

Cdn dollar revolving credit facility (1)

160,000

175,316

5,264

5,264

164,788

–

Cdn dollar senior unsecured notes (1)

39,851

57,210

2,177

2,177

6,535

46,321

U.S. dollar denominated senior unsecured notes (1)

1,176,239

1,604,131

67,426

67,426

651,831

817,448

U.K. pound sterling denominated unsecured notes (1)

104,808

123,740

5,255

5,255

87,458

25,772

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

349

354

–

354

–

–

Power and interest risk management contracts

259

222

210

12

–

–

Foreign exchange risk management contracts

18,625

1,987

301

301

843

542

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

As at December 31, 2011

Carrying amount

Contractual cash flows

Year 1

Year 2

Years 3-5

More than 5 years

Cdn dollar senior unsecured notes (1)

$
15,000

$
21,585

$
992

$
992

$
2,977

$
16,624

U.S. dollar denominated senior unsecured notes (1)

913,968

1,259,950

57,844

106,774

232,500

862,832

U.K. pound sterling denominated unsecured notes (1)

78,718

95,893

4,313

4,313

87,267

–

Remediation trust fund payments

–

12,500

250

250

750

11,250

Commodity risk management contracts

3,462

3,511

–

3,511

–

–

Power risk management contracts

107

110

–

110

–

–

Foreign exchange risk management contracts

22,918

135

30

30

75

–

(1)
  Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

76

PENGROWTH 2012 Financial Results

19.
FOREIGN EXCHANGE (GAIN) LOSS

Year ended December 31

2012

2011

Currency exchange rate ($1 Cdn = $ U.S.) at period end

$
1.01

$
0.98

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt

(16,470
)

19,553

Unrealized foreign exchange loss on U.K. pound sterling denominated debt

2,424

1,377

$
(14,046
)

$
20,930

Unrealized gain on foreign exchange risk management contracts

(7,887
)

(1,832
)

Unrealized foreign exchange (gain) loss

$
(21,933
)

$
19,098

Realized foreign exchange loss

$
968

$
1,583

20.
COMMITMENTS

($ thousands)

2013

2014

2015

2016

2017

Thereafter

Total

Convertible debentures (1)

$
–

$
97,863

$
–

$
–

$
136,843

$
–

$
234,706

Interest payments on convertible debentures

14,669

14,669

8,553

8,553

2,108

–

48,552

Long term debt (2)

49,745

–

312,025

–

397,960

776,118

1,535,848

Interest payments on long term debt (3)

80,965

80,122

77,152

67,118

56,356

113,424

475,137

Operating leases (4)

15,330

15,082

14,818

14,482

12,004

1,896

73,612

Pipeline transportation

28,182

25,629

22,811

6,450

3,379

6,813

93,264

Lindbergh

3,441

3,931

–

–

–

–

7,372

Remediation trust fund payments

250

250

250

250

250

11,250

12,500

$
192,582

$
237,546

$
435,609

$
96,853

$
608,900

$
909,501

$
2,480,991

(1)
Assumes no conversion of convertible debentures prior to maturity.

(2)
The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate.

(3)
  Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)
Includes office rent and vehicle leases.

Weyburn CO2 purchase commitments have been excluded from the table above, as the Weyburn assets are committed to be sold. Refer to Note 6 for more information.

21.
CONTINGENCIES

Pengrowth has been named as a defendant in
various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

22.
SUPPLEMENTARY DISCLOSURES

INCOME STATEMENT
PRESENTATION

Pengrowth’s Consolidated Statements of Income are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.

The following table details the amount of
total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Income.

Year ended December 31

2012

2011

Operating

$
68,621

$
54,382

General and administrative

42,293

38,908

Total employee compensation costs

$
110,914

$
93,290

PENGROWTH 2012 Financial Results

KEY MANAGEMENT PERSONNEL

Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.

The following table provides information on compensation expense related to officers and directors. Fourteen officers and nine non-executive directors comprised the key management personnel at Pengrowth during the course of the year ended December 31, 2012 (2011 – Thirteen officers and seven non-executive directors).

Year ended December 31, 2012

Wages & benefits

Bonus and other compensation

Share based compensation expense

Severance

Total

Directors

$
730

$
–

$
720

$
–

$
1,450

Officers

4,675

1,507

4,062

532

10,776

$
5,405

$
1,507

$
4,782

$
532

$
12,226

Year ended December 31, 2011

Wages & benefits

Bonus and other compensation

Share based compensation expense

Severance

Total

Directors

$
615

$
–

$
600

$
–

$
1,215

Officers

4,170

1,378

2,615

1,102

9,265

$
4,785

$
1,378

$
3,215

$
1,102

$
10,480

23.
SUBSEQUENT EVENTS

Assets Held for Sale

During the fourth quarter of 2012, Pengrowth announced that it had an agreement in place to sell its 10.01952 percent working interest in its non-operated Weyburn property. Total proceeds, prior to closing adjustments, will be $315 million. The sale is expected to close in early March 2013.

Commodity Price Contracts

Pengrowth entered into additional commodity and power risk management contracts subsequent to December 31, 2012 as outlined in the tables below.

Crude Oil:

Swaps

Reference Point

Volume (bbl/d)

Remaining Term

Price per bbl

Settlement Currency

Financial:

WTI

5,000

Feb 1, 2013 - Dec 31, 2013

$
93.53

Cdn

WTI

19,500

Jan 1, 2014 - Dec 31, 2014

$
94.94

Cdn

WTI

5,000

Jan 1, 2015 - Dec 31, 2015

$
92.33

Cdn

Natural Gas:

Swaps

Reference Point

Volume (MMBtu/d)

Remaining Term

Price per MMBtu

Settlement Currency

Financial:

AECO

9,478

Jan 1, 2014 - Dec 31, 2014

$ 3.74

Cdn

78

PENGROWTH 2012 Financial Results

Power:

Reference Point

Volume (MW)

Remaining Term

Price per MWh

Settlement Currency

Financial:

AESO

15

Feb 1, 2013 - Dec 31, 2013

$
57.08

Cdn

PENGROWTH 2012 Financial Results

Corporate Profile

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny

Chairman; Vice
Chairman,

Canaccord Genuity Corp.

Thomas A. Cumming

Business Consultant

Derek W. Evans

President and
CEO,

Pengrowth Energy Corporation

Wayne K. Foo

President & CEO,

Parex Resources Inc.

Kelvin B.
Johnston

President,

Wylander Crude Corp.

James D.
McFarland

President and CEO,

Valeura Energy Inc.

Michael S. Parrett

Business Consultant

A. Terence
Poole

Business Consultant

Barry D. Stewart

Retired Petroleum

Industry Executive

D. Michael
G. Stewart

Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans

President and CEO

David P. Allen

Vice President, Exploration

Gillian I. Basford

Vice President, Human Resources

Douglas C. Bowles

Vice President and Controller

James E.A. Causgrove

Sr. Vice President, Operations and

Engineering

Steve J. De Maio

Vice President, In-Situ Oil Development

and Operations

David Dean Evans

Vice President and Treasurer

Andrew D. Grasby

Sr. Vice President, General Counsel
and

Corporate Secretary

Rebecca D. Greenan

Vice President, Marketing

Frederic D.Kerr

Vice President, Investor Relations

Marlon J. McDougall

Chief Operating Officer

Deric S. Orton

Vice President, Land

Robert W. Rosine

Executive Vice President,

Business Development

Christopher G. Webster

Chief Financial Officer

TRUSTEE

Olympia Trust Company

BANKERS

Bank Syndicate Agent:

Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING

CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl barrel

Bcfbillion cubic feet

  boe*barrels of oil
equivalent

GJgigajoule

Mbblsthousand barrels

MMbblsmillion barrels

  Mboe*thousand barrels of oil
equivalent

  MMboe*million barrels of oil
equivalent

  MMBtumillion British thermal units

Mcfthousand cubic feet

MMcfmillion cubic feet

Tcftrillion cubic feet

MWmega watt

* 6 mcf of gas = 1 barrel of oil equivalent